UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: May 14, 2018

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

1 4   M A Y    2 0 1 8

V E O N   R E P O R T S   G O O D   Q 1    2 0 1 8   R E S U L T S   W I T H

F Y   2 0 1 8   T A R G E T S   C O N F  I R M E D

Amsterdam (14 May 2018) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON) a leading global provider of connectivity and internet services headquartered in Amsterdam and serving more than 240 million customers, today announces financial and operating results for the quarter ended 31 March 2018.

KEY DEVELOPMENTS

●	VEON reports good revenue and EBITDA organic[1] growth in Q1 2018
●	USD 334 million in equity free cash flow[2] excluding licenses
●	Russia saw normalization in EBITDA, returning to trend. Pakistan, Ukraine and Uzbekistan continued their strong performance
●	Kyivstar and Banglalink acquired spectrum and 4G/LTE licenses; VEON now launched 4G/LTE in all operating countries
●	Euroset integration and rebranding into Beeline monobrand stores in Russia on track
●	Ursula Burns appointed as Executive Chairman following departure of former CEO Jean-Yves Charlier
●	VEON has withdrawn its Mandatory Tender Offer in relation to Global Telecom Holding
●	Current best estimate for total Yarovaya law expenditures is RUB 45 billion over 5 years, of which approximately RUB 6 billion in FY 2018
●	VEON has completed sale of Laos operations; entered into an agreement to sell operations in Tajikistan
●	FY 2018 guidance confirmed

Q1 2018 KEY RESULTS3

●	Total revenue decreased by 1.4% to USD 2,250 million, mainly due to the significant devaluation of the Uzbek and Pakistani currencies
●	Total revenue grew organically[1] by 3.2%, driven by Russia, Pakistan, Ukraine and Uzbekistan, partially offset by continued pressure in Algeria and Bangladesh
●	Reported EBITDA decreased 0.8% to USD 854 million, primarily due the significant devaluation of the Uzbek and Pakistani currencies, as well as Euroset integration costs
●	EBITDA grew by 6.3% organically[1], driven by good operational performance in Russia, Pakistan and Ukraine, partially offset by declining EBITDA in Algeria and Bangladesh
●	EBITDA margin of 38.0%, up 0.2 percentage points year on year
●	Equity free cash flow[2] excluding licenses totalled USD 334 million in Q1 2018
●	Net debt to LTM EBITDA at 2.5x, driven by spectrum investment and final dividend payment in Q1 2018

TROND WESTLIE, CHIEF FINANCIAL OFFICER, COMMENTS:

“The first quarter of 2018 saw VEON deliver good organic performance across its core markets. I am especially pleased to see a normalization in EBITDA performance in our largest market, Russia, following a more difficult fourth quarter. The company’s performance in Algeria and Bangladesh remains under pressure, but there is an indication that our turnaround plans for these markets are on track and are likely to show operational improvements towards the back end of the financial year. We have invested so that we now offer 4G/LTE in every one of our markets and we are on track to deliver on our 2018 outlook.”

1)

Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q1 2018 organic growth is calculated at constant currency and excludes the impact from Euroset transaction. See Attachment C for reconciliations

2)

Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. See attachment C for reconciliations

3)	Key results compare to prior year results unless stated otherwise

Q1 2018 2

KEY RESULTS: CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD million	1Q18	1Q17	Reported YoY		Organic YoY [1]
Total revenue, of which	2,250	2,281	(1.4%)		3.2%
mobile and fixed service revenue	2,156	2,202	(2.1%)		2.9%
mobile data revenue	505	436	15.9%		23.0%
EBITDA	854	861	(0.8%)		6.3%
EBITDA margin (EBITDA/total revenue)	38.0%	37.8%	0.2p.p.
Loss from continued operations	(82)	(11)	n.m.
Loss for the period attributable to VEON shareholders	(109)	(5)	n.m.
Equity free cash flow excl. licenses [2]	334	106	215.7%
Capital expenditures excl. licenses	355	264	34.7%
LTM capex excl. licenses/revenue	16.4%	18.6%	(2.2p.p.	)
Net debt	8,966	7,661	17.0%
Net debt/LTM EBITDA	2.5	2.3
Total mobile customer (millions, excluding Italy)	210	207	1.8%
Total fixed-line broadband customers (millions, excluding Italy)	3.6	3.4	5.9%

1)

Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q1 2018 organic growth is calculated at constant currency and excludes the impact from Euroset transaction. See Attachment C for reconciliations

2)

Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. See attachment C for reconciliations

Q1 2018 3

CONTENTS
MAIN EVENTS	5
GROUP PERFORMANCE	6
COUNTRY PERFORMANCE	10
CONFERENCE CALL INFORMATION	18
ATTACHMENTS	22

PRESENTATION OF FINANCIAL RESULTS

VEON’s results presented in this earnings release are based on IFRS and have not been audited.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

All non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, EBIT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses, last twelve months (LTM) Capex excluding licenses/Revenue, are reconciled to the comparable IFRS measures in Attachment C.

VEON Ltd. owns a 50% share of the Wind Tre Joint Venture (with CK Hutchison owning the other 50%) and we account for this joint venture using the equity method as we do not have control. All information related to the Wind Tre Joint Venture is the sole responsibility of the Wind Tre Joint Venture’s management, and no such information contained herein, including, but not limited to, the Wind Tre Joint Venture’s financial and industry data, has been prepared by or on behalf of, or approved by, our management. For further information on the Wind Tre Joint Venture and its accounting treatment, see Note 6 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended 31 December 2017.

All comparisons are on a year on year basis unless otherwise stated.

IFRS 15 ‘Revenue from contracts with customers’ — VEON assessed the impact of IFRS 15. The scope of IFRS 15 includes the timing of revenue recognition and costs of obtaining contracts with customers. Under this standard, costs incurred acquiring new customers are now required to be capitalized and amortized over the average customer life. VEON has applied IFRS 15 with effect from 1 January 2018, using the modified retrospective approach. No material impact in the accounting for revenues, based on existing product and service offerings. The overall impact on opening equity upon adoption of IFRS 15 is USD 102 million (USD 87 million attributable to shareholders of the parent and USD 15 million to NCI).

IFRS 9 ‘Financial instruments’ — VEON assessed the impact of IFRS 9. The scope of IFRS 9 includes new guidance to classify financial instruments on the balance sheet. VEON introduced the concept of Expected Credit Losses (“ECL”), where a bad debt provision is required for all debt-like instruments including unbilled receivables. The overall impact on opening equity upon adoption of IFRS 9 is USD 45 million (USD 41 million attributable to shareholders of the parent and USD 4 million to NCI).

VEON has yet to assess the impact of IFRS 16 “Leases”, which may be material. The standard will be adopted in 2019.

Q1 2018 4

MAIN EVENTS

APPOINTMENT OF URSULA BURNS AS EXECUTIVE CHAIRMAN AND DEPARTURE OF FORMER CEO JEAN-YVES CHARLIER

On 27 March 2018, VEON announced the appointment of Ursula Burns as Executive Chairman. Ms. Burns has served as Chairman of the VEON Supervisory Board since July 2017 and her appointment as Executive Chairman follows the resignation of former CEO Jean-Yves Charlier, who left the company after leading VEON for the past three years. VEON also announced that the Supervisory Board is undertaking a search for a new CEO, and once a replacement is named and installed, Ms. Burns will revert to her sole role as non-executive Chairman of the Board.

KYIVSTAR AND BANGLALINK ACQUIRED SPECTRUM AND 4G/LTE LICENSES; VEON NOW LAUNCHED 4G/LTE IN ALL OPERATING COUNTRIES

In February and March 2018, VEON’s subsidiary in Ukraine, Kyivstar, acquired spectrum in the 2600MHz and 1800MHz band suitable for 4G/LTE, for a total consideration of approximately USD 137 million. Following this acquisition, Kyivstar has the largest amount of contiguous spectrum in both the 1800MHz and 2600MHz bands, which will enable the company to increase the geographical coverage of its high-speed data network in Ukraine, further strengthening its position as the market leader in the country.

In February 2018, Banglalink was awarded technology neutral spectrum in the 1800 and 2100 MHz bands. The spectrum allows Banglalink to double its 3G network capacity. In parallel, Banglalink also acquired a 4G/LTE license, allowing the company to launch a high-speed data network. The total investment amounts to approximately USD 309 million for the spectrum, excluding VAT. The company paid approximately USD 35 million excluding VAT to convert its existing spectrum holding in 900 MHz and 1800 MHz into technology neutral spectrum and approximately USD 1 million excluding VAT to acquire the 4G/LTE license.

With the launch of 4G/LTE in Ukraine and Bangladesh during the first quarter of 2018, VEON is now offering 4G/LTE services in all of its operating countries.

YAROVAYA LAW INVESTMENTS

On 12 April 2018, the Russian Government adopted implementing regulation regarding data storage requirements under Federal Law No 374-FZ of 6 July 2016 (the “Yarovaya Law”). Telecom operators are required to store voice and SMS communications starting from 1 July 2018 and are required to store data communications from 1 October 2018. Data should be stored for up to 6 months. Discussions are still ongoing with competent authorities on how to practically implement this law. The current best estimate for total Yarovaya law expenditures is RUB 45 billion over 5 years, of which approximately RUB 6 billion in FY 2018.

GTH MANDATORY TENDER OFFER WITHDRAWAL

On 2 April 2018, VEON notified the Egyptian Financial Regulatory Authority (FRA) that, given the lapse of time and absence of approval, VEON was withdrawing the Mandatory Tender Offer (MTO) filed on 8 November 2017, and did not intend to proceed with another MTO at this time. VEON had submitted an application to the FRA seeking approval for a MTO for any and all shares of Global Telecom Holding S.A.E. not owned by VEON. Cash in the amount of USD 987 million, which was pledged as collateral for the MTO, has been released as of 31 March 2018.

TRANSACTION TO END EUROSET JOINT VENTURE COMPLETED, EUROSET INTEGRATION AND REBRANDING INTO BEELINE MONOBRAND STORES ON TRACK

VEON completed the transaction to end the Euroset joint venture on 22 February 2018 and commenced the planned nationwide integration of the stores under the single brand “Beeline” in line with the previously announced monobrand strategy. The Euroset integration is on track and at the end of April 2018, around 800 Euroset stores were integrated and rebranded into Beeline monobrand stores.

VEON HAS COMPLETED SALE OF LAOS OPERATIONS; ENTERED INTO AN AGREEMENT TO SELL OPERATIONS IN TAJIKISTAN

VEON has completed the sale of its 78% stake in Laos to the Government of the Lao People’s Democratic Republic. Furthermore, VEON has entered into an agreement to sell its 98% share in Tacom LLC, VEON’s operating subsidiary in Tajikistan, to ZET Mobile Limited. The transaction is subject to the satisfaction of certain conditions, including receipt of necessary regulatory approvals.

Q1 2018 5

GROUP PERFORMANCE

FINANCIALS BY COUNTRY

USD million	1Q18	1Q17	Reported YoY	Organic[1] YoY
Total revenue	2,250	2,281	(1.4%)	3.2%

Russia	1,166	1,097	6.4%	3.0%
Pakistan	368	370	(0.5%)	5.7%
Algeria	203	232	(12.6%)	(9.3%)
Bangladesh	129	151	(14.5%)	(10.6%)
Ukraine	156	143	9.2%	10.1%
Uzbekistan	76	153	(50.6%)	20.1%
HQ
Other and eliminations	152	135	11.9%

Service revenue	2,156	2,202	(2.1%)	2.9%

Russia	1,110	1,054	5.3%	2.6%
Pakistan	341	345	(1.3%)	4.9%
Algeria	201	228	(11.5%)	(8.2%)
Bangladesh	125	147	(15.0%)	(11.1%)
Ukraine	156	142	9.2%	10.1%
Uzbekistan	76	153	(50.7%)	20.0%
HQ
Other and eliminations	148	132	11.5%

EBITDA	854	861	(0.8%)	6.3%

Russia	443	409	8.3%	7.4%
Pakistan	175	154	13.0%	20.1%
Algeria	91	114	(20.3%)	(17.3%)
Bangladesh	47	69	(32.9%)	(29.9%)
Ukraine	89	77	15.6%	16.4%
Uzbekistan	34	79	(57.0%)	4.5%
HQ	(80)	(76)	5.3%
Other and eliminations	55	35	58.4%

EBITDA margin	38.0%	37.8%	0.2p.p.

1)

Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q1 2018 organic growth is calculated at constant currency and excludes the impact from Euroset transaction for the group. In Q1 2018 the organic change in Russia exclude the impact of Euroset and the impact of transit traffic revenue. Transit traffic revenue were partially centralized at VEON Wholesale Services. See Attachment C for reconciliations, including reconciliation for EBITDA

Group reported revenue for Q1 2018 decreased by 1.4% year on year to USD 2.3 billion, primarily due to currency devaluation in Uzbekistan and Pakistan. Group revenue increased by 3.2% organically, driven by revenue growth in Russia, Pakistan, Ukraine and Uzbekistan, which was partially offset by continued pressure on revenue in Algeria and Bangladesh. The revenue trend was supported by good organic growth in mobile data revenue, increasing 23.0% for the quarter. Reported mobile data revenue increased by 15.9%. Mobile customers increased 1.8% to 210 million at the end of Q1 2018, primarily driven by growth in Pakistan, Bangladesh and Ukraine.

Group reported EBITDA decreased 0.8% to USD 854 million in Q1 2018, compared to USD 861 million in Q1 2017, due to the currency headwinds in Uzbekistan and Pakistan, as well as Euroset integration costs. EBITDA organically increased by 6.3%, driven by good operational performance in Russia, Pakistan, Ukraine and Uzbekistan, which was partially offset by EBITDA pressure in Algeria and Bangladesh. A more detailed explanation for these trends is provided in the following paragraphs.

For the discussion of each country’s individual performances below, all trends are expressed in local currency.

Q1 2018 6

In Russia, total revenue in Q1 2018 increased by 2.9%, driven by an increase in mobile service revenue and sales of equipment and accessories. Mobile service revenue increased by 3.7%, driven by growth in mobile data, other value-added services and mobile financial services, thereby offsetting the decrease in voice revenue. Mobile ARPU continued its growth trajectory in Q1 2018, increasing by 4.4% year on year. Fixed-line service revenue decreased by 8.2%, showing an improvement in the revenue trend experienced in previous quarters. The decline was mainly due to a decrease in B2B revenue and a decrease in transit traffic revenue, which were partially centralized at VEON Wholesale Services, a Group division centrally managing arrangements of VEON Group companies with international carriers. EBITDA increased by 4.7% in Q1 2018, leading to an EBITDA margin of 38.0%, showing an improvement of 2.3 percentage points quarter on quarter, and 0.7 percentage points year on year. The year on year growth in EBITDA was driven by the revenue growth, which was partially offset by the Euroset integration costs in Q1 2018 of approximately RUB 600 million. Furthermore, the margin on devices improved as a result of growth in sales of high-margin devices through an increased number of Beeline monobrand stores. The Euroset integration is on track and at the end of April 2018, around 800 Euroset stores were integrated and rebranded into Beeline monobrand stores.

In Pakistan, total revenue grew 5.7% year on year, supported by an acceleration of mobile data revenue growth of 33.9%, driven by an increase in data customers through higher bundle penetration and continued data network expansion. After the completion of network integration in Q4 2017, Jazz is now able to offer 4G/LTE to all its customers and it continues to expand the network. EBITDA increased by 20.1%, driven by revenue growth, opex synergies and the phasing-out from Q1 2018 of merger integration costs, leading to an EBITDA margin of 47.5%, an increase of 5.7 percentage points year on year.

In Algeria, total revenue decreased by 9.3% year on year at a slightly lower declining pace compared to Q4 2017, as operational turnaround continued in Q1 2018. Price competition, in both voice and data, caused a continued reduction in ARPU and a year on year increase in churn. Data revenue growth was 79.7%, due to higher usage and a substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out. This positive data revenue trend is also supported by the change towards a more aggressive data pricing strategy, through the launch of new offers which improved Djezzy’s share of gross adds and reversed the trend of net adds from negative to positive in Q1 2018. EBITDA decreased by 17.3% mainly due to the decline in revenue. EBITDA margin was 44.9% and the impact of the changes to direct taxes with effect from 1 January 2018 was broadly offset by the positive impact from the partial MTR symmetry, which is in place from 31 October 2017.

In Bangladesh, total revenue decreased by 10.6%, still mainly the result of the gap in 3G network coverage compared to the market leader. The market remains characterized by intense price competition especially in relation to data. The customer base grew by 5.6% year on year, despite continued competitive customer acquisition campaigns in the market. ARPU decreased year on year by 14.8%, as in Q4 2017, as a result of pricing pressure. Data revenue increased by 8.0% year on year, driven by increased smartphone penetration and 97.3% year on year data usage growth, along with 20.7% growth in active data users. EBITDA decreased by 29.9%, mainly as a result of revenue decline, increasing customer acquisition costs and network expenses (e.g. maintenance, leasing, utilities). The EBITDA margin was 36.1% in Q1 2018, which represents a year on year reduction of 9.9 percentage points.

In Ukraine, total revenue increased by 10.1%, mainly driven by continued strong growth of mobile data revenue, which increased by 58.6% as a result of growing data usage, and successful marketing activities driven by the continued 3G network roll-out and data-centric tariffs. EBITDA increased by 16.4%, representing an EBITDA margin of 56.6%, driven by the revenue growth, partially offset by increased service costs and HR costs, while technology costs also increased as a result of the network expansion.

Uzbekistan continued to report strong revenue growth, as the company´s tariffs were fixed at the foreign exchange rate of UZS 4,210 to the US dollar after the liberalization of the Uzbek som on 5 September 2017, which is a higher level compared to the prior year. Total revenue increased by 20.1% and mobile service revenue increased by 20.0%, supported by successful marketing activities, increased revenues from interconnect services, value added services and mobile data. EBITDA increased by 4.5% and the EBITDA margin was 44.8% in Q1 2018. The revenue growth was partially offset by an increase in non-controllable costs, such as customer tax, content costs, frequency fees and the negative impact from the currency liberalization, while HR costs increased as well.

The HQ segment in Q1 2018 includes largely costs of VEON’s headquarters in Amsterdam and London, costs for digital, external costs for services and projects (e.g. M&A and legal costs). In Q1 2018, the amount increased by 5% year on year to USD 80 million mostly due to severance costs, partially offset by a release of a provision for long term management incentive plans. The Company is aiming to reduce corporate costs in FY 2018 by 20% year on year from approximately USD 430 million in FY 2017.

Q1 2018 7

“Other” in Q1 2018 includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan, other global operations and services and intercompany eliminations.

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million	1Q18	1Q17	Reported YoY
Total revenue	2,250	2,281	(1.4%	)
Service revenue	2,156	2,202	(2.1%	)
EBITDA	854	861	(0.8%	)
EBITDA margin	38.0%	37.8%	0.2p.p.
Depreciation, amortization, impairments and other	(492)	(516)	4.6%
EBIT (Operating Profit)	362	345	5.0%
Financial income and expenses	(198)	(193)	(2.0%	)
Net foreign exchange (loss)/gain and others	3	79	(96%	)
Share of (loss)/profit of joint ventures and associates	(130)	(101)	(31.0%	)
Profit before tax	37	130	(71.8%)
Income tax expense	(119)	(141)	(15.7%	)
(Loss)/Profit from continued operations	(82)	(11)	n.m.
(Loss)/Profit for the period attributable to VEON shareholders	(109)	(5)	n.m.

	1Q18	1Q17	Reported YoY
Capex	774	268	188.7%
Capex excl. licenses	355	263	34.7%
Capex excl. licenses/revenue	15.8%	11.6%	4.2p.p.
LTM capex excl. licenses/revenue	16.4%	18.6%	(2.2p.p.	)

Q1  2018 ANALYSIS

EBIT increased by 5.0% to USD 362 million in Q1 2018, mainly due to lower depreciation, driven by the classification of Pakistan towers as assets held for sale in Q2 2017 and the depreciation of Uzbek som.

Profit before tax of USD 37 million, compared to a profit of USD 130 million in Q1 2017, was driven by a decrease in foreign exchange gain and an increase in the loss in joint venture and associates to USD 130 million. Net financial income and expenses were broadly stable year on year as the increase in debt was offset by lower interest rates during the quarter after the refinancing efforts in FY 2017. The decrease of net foreign exchange and other gains to USD 3 million was primarily attributable to lower appreciation of the Russian ruble. The share of loss of joint ventures and associates increased to USD 130 million in Q1 2018 compared to a loss of USD 101 million in Q1 2017. In Q1 2017, 50% of the net loss in the Italy joint venture was USD 271 million, with a positive PPA adjustment at VEON of USD 182 million. In Q1 2018, 50% share of the net loss in the Italy joint venture was USD 102 million, with a negative PPA adjustment at VEON of USD 27 million. Please refer to reconciliation table at attachment C.

The decrease in income tax expense to USD 119 million in Q1 2018 primarily attributable to lower profitability in countries with a higher nominal rate and a one-off deferred tax expense recorded in Q1 2017.

In Q1 2018, the company recorded a net loss for the period attributable to VEON´s shareholders of USD 109 million driven by the above-mentioned factors.

Capex increased to USD 774 million in Q1 2018, primarily due to spectrum purchases in Ukraine and Bangladesh, while Capex excluding licenses increased to USD 355 million, compared to USD 264 million in Q1 2017, driven by higher capex in Bangladesh and Ukraine to support 3G and 4G/LTE network expansion and equal quarterly distribution.

The LTM ratio of capex excluding licenses to revenue was 16.4% in Q1 2018.

Q1 2018 8

FINANCIAL POSITION & CASH FLOW

USD million	1Q18	4Q17	QoQ
Total assets	18,750	19,521	(4.0%)
Shareholders’ equity	4,018	4,352	(7.7%)
Gross debt	10,402	11,102	(6.3%)
Net debt	8,966	8,741	2.6%
Net debt/LTM EBITDA	2.5	2.4

USD million	1Q18	1Q17	YoY
Net cash from/(used in) operating activities	702	584	118
Net cash from/(used in) investing activities	368	(589)	958
Net cash from/(used in) financing activities	(1,001)	(746)	(255)

Total assets decreased compared to Q4 2017 mainly due to the repayment of certain borrowing and dividend payments, which was partially offset by the acquisition of new spectrum licenses in Ukraine and Bangladesh.

Gross debt decreased USD 700 million quarter on quarter mainly due to the scheduled repayment of HQ loans and bonds, as well as the prepayment of a PJSC VimpelCom guaranteed HQ loan, partially offset by a drawdown under the new Bangladesh syndication loan. Net debt in Q1 2018 was impacted by spectrum investments and the final dividend payment to VEON shareholders; net debt/LTM EBITDA ratio in Q1 2018 was 2.5x.

Net cash from operating activities increased by USD 118 million year on year in Q1 2018, driven by higher cash flow from continuing operations as a result of significant improvements in working capital and a decrease in net interest and taxes paid. In Q1 2018, VEON received USD 40 million cash related to a one-off adjustment to a vendor agreement, while cash flow from operating activities in Q1 2017 was negatively impacted by the payment made in order to settle the Iraqna litigation in an amount of USD 69 million.

Net cash flow used in investing activities increased year on year by USD 958 million, driven by the withdrawal of the MTO, which resulted in the release of cash collateral in the above-mentioned amount.

Net cash used in financing activities decreased by USD 255 million year on year in Q1 2018, mainly due to the repayment of indebtedness.

Q1 2018 9

COUNTRY PERFORMANCE

●	Russia

●	Pakistan

●	Algeria

●	Bangladesh

●	Ukraine

●	Uzbekistan

●	Italy

RUSSIA

RUB million	1Q18	1Q17	YoY
Total revenue	66,351	64,507	2.9%
Mobile service revenue	54,282	52,348	3.7%
Fixed-line service revenue	8,867	9,660	(8.2%)
EBITDA	25,204	24,070	4.7%
EBITDA margin	38.0%	37.3%	0.7p.p.
Capex excl. licenses	9,007	6,695	34.5%
LTM Capex excl. licenses /revenue	14.8%	16.5%	(1.7p.p.)

Mobile
Total revenue	57,452	54,822	4.8%
- of which mobile data	15,138	13,903	8.9%
Customers (mln)	56.3	57.0	(1.2%)
- of which data users (mln)	36.7	36.4	0.7%
ARPU (RUB)	315	302	4.4%
MOU (min)	307	324	(5.1%)
Data usage (MB/user)	3,234	2,565	26.1%
Fixed-line[1]
Total revenue	8,899	9,685	(8.1%)
Broadband revenue	2,560	2,650	(3.4%)
Broadband customers (mln)	2.3	2.2	3.3%
Broadband ARPU (RUB)	377	403	(6.5%)

Beeline reported good results in Q1 2018, showing strong quarter on quarter improvements in EBITDA performance compared to Q4 2017, which was impacted by non-recurring costs. The company expects the macro-economic and market conditions to remain challenging in Russia, as a result of the recent weakening of the ruble.

Total revenue in Q1 2018 increased by 2.9% year on year to RUB 66.4 billion, driven by an increase in mobile service revenue and sales of equipment and accessories, which was partially attributable to the additional monobrand stores following the Euroset integration and rebranding from 26 February 2018. Mobile service revenue increased by 3.7% to RUB 54.3 billion, driven by growth in mobile data, other value-added services and mobile financial services, offsetting the decrease in voice revenue. Mobile ARPU continued its growth trajectory in Q1 2018, increasing by 4.4% year on year.

Mobile data revenue continued to grow, increasing by 8.9% to RUB 15.1 billion, as a result of an increased penetration of integrated bundles and smartphones, resulting in data traffic growth. Mobile data ARPU showed continued improvement, growing by 6.3%, driven by successful upselling activities and continued efforts to simplify tariff plans, while being supported by increased penetration of bundled propositions in the customer base.

Beeline’s mobile customer base decreased 1.2% year on year to 56.3 million customers, driven by a reduction in sales from alternative distribution channels, as Beeline is focusing on monobrand distribution.

Q1 2018 10

Fixed-line service revenue decreased by 8.1% to RUB 8.9 billion, showing an improvement in the declining trend compared to previous quarters. The decline was mainly due to a decrease of foreign revenue and a decrease of RUB 341 million in transit traffic revenue, which was partially centralized at VEON Wholesale Services, a Group division centrally managing arrangements of VEON Group companies with international carriers. The centralization of the international interconnect and transit traffic services revenues will continue in the remainder of this year and the expected maximum impact on revenue for Russia is USD 43 million, while the expected maximum impact on EBITDA is USD 7 million in FY 2018. Beeline continues its initiatives to turnaround the fixed-line segment by modernizing and expanding its fixed-line network, improving service quality and providing superior offers, such as the FMC proposition. In the consumer segment, the broadband base grew by 3.3% year on year to 2.3 million broadband customers, mostly driven by FMC customer base growth of 47% year on year to 925 thousand. This represents a 42% FMC customer penetration in the broadband customer base, supporting improvements in broadband customer churn and ARPU upsell.

EBITDA increased by 4.7% to RUB 25.2 billion, leading to an EBITDA margin of 38.0%, showing an improvement of 2.3 percentage points quarter on quarter, and 0.7 percentage points year on year. The year on year growth in EBITDA was driven by the revenue growth, partially offset by the Euroset integration costs in Q1 2018 of approximately RUB 600 million. Furthermore, the margin on devices improved as a result of growth in sales of high-margin devices by the increased number of Beeline monobrand stores. The Euroset integration is on track and at the end of April 2018, around 800 Euroset stores were integrated and rebranded into Beeline monobrand stores. Beeline expects continued negative impact on EBITDA of approximately RUB 3 billion in FY 2018 due to the integration and rebranding costs for the Euroset stores into Beeline monobrand stores. Additionally, Beeline expects EBITDA margin pressure driven by the changing revenue mix, following the integration and rebranding of the Euroset stores. To mitigate this effect, Beeline plans to decrease its expenditures on alternative sales channels.

The Euroset integration is an important milestone in executing on Beeline´s monobrand strategy. After the rebranding and integration of the Euroset stores, Beeline expects a positive effect on revenue going forward and, from 2019, on EBITDA, driven by device sales acceleration and channel-mix improvement. SIM sales in channels with high churn will be reduced, expectedly resulting in reduction in customer acquisition costs.

Beeline has increased its focus on the B2B segment, improving its proposition with more customized offers and solutions to both small and large enterprises. As a result, mobile service revenue in the B2B segment showed growth in a stagnating market, growing by 8.0% year on year. Overall, B2B revenue contributed RUB 12.1 billion to revenue.

Capex excluding licenses increased by 34.5% year on year during the quarter, mainly as a result of equal quarterly distributions. Beeline continues to invest in network development to ensure it has high-tech and up to date network infrastructure that is ready to integrate new technologies. The LTM capex excluding licenses to revenue ratio for Q1 2018 was 14.8%. On 12 April 2018, the Russian Government adopted regulation regarding data storage requirements under Federal Law No 374-FZ of 6 July 2016 (the “Yarovaya Law”). Telecom operators are required to store voice and SMS communications starting from 1 July 2018 and are required to store data communications from 1 October 2018. Data should be stored for up to six months. Discussions are still ongoing with competent authorities on how to practically implement this law. The current best estimate for total Yarovaya law expenditures is RUB 45 billion over 5 years, of which approximately RUB 6 billion in FY 2018.

Q1 2018 11

PAKISTAN

PKR billion	1Q18	1Q17	YoY
Total revenue	40.9	38.7	5.7%

Mobile service revenue	37.9	36.2	4.9%

of which mobile data	7.0	5.2	33.9%

EBITDA	19.4	16.2	20.1%

EBITDA margin	47.5%	41.8%	5.7p.p.

Capex excl. licenses	7.3	3.6	101.9%

LTM capex excl. licenses/revenue	17.8%	17.1%	0.7p.p.

Mobile

Customers (mln)	55.1	52.5	5.0%

- of which data users (mln)	30.5	26.3	15.9%

ARPU (PKR)	232.2	231.1	0.5%

MOU (min)	538	515	4.4%

Data usage (MB/user)	821	465	76.4%

Jazz continued to show growth of both revenue and customers despite competitive market conditions. Revenue growth of 5.7% year on year was supported by an acceleration of mobile data revenue growth of 33.9% year on year, driven by an increase in data customers due to higher bundle penetration and continued data network expansion. After the completion of network integration in Q4 2017, Jazz is now able to offer 4G/LTE to all its customers and it continues to expand its network.

The customer base increased by 5.0% year on year driven by gross additions as a result of simplifying prices and more efficient distribution channel management. Jazz sees data and voice monetization among its key priorities, underpinned by the aim to offer the best network in terms of both quality of service and coverage.

EBITDA increased by 20.1%, driven by revenue growth, opex synergies and the phasing-out from Q1 2018 of merger integration costs, leading to an EBITDA margin of 47.5%, an increase of 5.7 percentage points year on year, also progressing by 1.8 percentage points quarter on quarter.

Capex excluding licenses increased to PKR 7.3 billion in Q1 2018, mainly due to the 4G/LTE network expansion, while the LTM capex excluding licenses to revenue ratio was 17.8%. At the end of the Q1 2018, 3G was offered in more than 360 cities while 4G/LTE was offered in over 70 cities (defined as cities with at least three base stations). At the end of Q1 2018, population coverage of 3G and 4G/LTE networks was 52% and 28% respectively.

Q1 2018 12

ALGERIA

DZD billion	1Q18	1Q17	YoY
Total revenue	23.1	25.5	(9.3%)

Mobile service revenue	23.0	25.0	(8.2%)

of which mobile data	5.0	2.8	79.7%

EBITDA	10.4	12.5	(17.3%)

EBITDA margin	44.9%	49.2%	(4.4p.p.)

Capex excl. licenses	1.6	2.9	(44.5%)

LTM capex excl. licenses/revenue	13.5%	16.6%	(3.2p.p.)

Mobile

Customers (mln)	15.3	16.1	(4.5%)

- of which mobile data customers (mln)	8.0	7.1	13.4%

ARPU (DZD)	504	513	(1.8%)

MOU (min)	437	365	19.8%

Data usage (MB/user)	1,065	573	85.7%

Djezzy’s operational performance continued to be impacted in Q1 2018 by strong competition, a challenging regulatory and macro-economic environment which remains characterized by inflationary pressures and import restrictions on certain goods. The new Finance Law, effective from January 2018, imposed new direct taxation consisting of a 0.5% tax on revenue and a 0.5% tax on recharge transfer between operators and distributors. As a result of new taxation, Djezzy EBITDA was negatively impacted in Q1 2018 by approximately DZD 176 million. This impact on EBITDA was broadly offset by the positive impact from the partial MTR symmetry, which is in place from 31 October 2017.

Revenue decreased by 9.3% year on year, a slightly lower declining pace compared to Q4 2017, as operational turnaround continued in Q1 2018. Price competition, in both voice and data, caused a continued reduction in ARPU and a year on year increase in churn. Djezzy’s Q1 2018 service revenue was DZD 23.0 billion, an 8.2% decline, while data revenue growth was 79.7%, due to higher usage and a substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out. This data revenue growth is also supported by the change towards a more aggressive data pricing strategy, through the launch of new offers which improved Djezzy’s share of gross adds and reversed the trend of net adds from negative to positive in Q1 2018.

The customer base in Algeria decreased by 4.5% to 15.3 million year on year, due to continued competitive pressures in the market. However, in the same period, the customer base grew by over 2% quarter on quarter driven by positive uptake of new offers. ARPU declined by 1.8% year on year, a lower decrease compared to Q4 2017, primarily driven by continued and intense price competition.

In Q1 2018, EBITDA decreased by 17.3% year on year, mainly due to the decline in revenues. EBITDA margin was 44.9%, improving by 2 percentage points quarter on quarter.

At the end of Q1 2018, the company’s 4G/LTE services covered 28 wilayas and more than 25.3% of the country’s population, while the 3G network covered all 48 wilayas and more than 75% of population. In Q1 2018 capex excluding licenses was DZD 1.6 billion, with a LTM capex excluding licenses to revenue ratio of 13.5%.

Q1 2018 13

BANGLADESH

BDT billion	1Q18	1Q17	YoY
Total revenue	10.7	12.0	(10.6%)

Mobile service revenue	10.4	11.7	(11.1%)

of which mobile data	1.6	1.5	8.0%

EBITDA	3.9	5.5	(29.9%)

EBITDA margin	36.1%	46.0%	(9.9p.p.)

Capex excl. licenses	4.6	0.8	501.9%

LTM capex excl. licenses/revenue	26.6%	20.9%	5.7p.p.

Mobile

Customers (mln)	32.2	30.5	5.6%

- of which mobile data customers (mln)	18.1	15.0	20.7%

ARPU (BDT)	109	128	(14.8%)

MOU (min)	272	305	(11.1%)

Data usage (MB/user)	600	304	97.3%

In Bangladesh, Q1 2018 results continue to be affected by intense competition with a specific focus on customer acquisition, and also by costs related to the network expansion, after the recent acquisition of additional spectrum and 4G/LTE licence. During Q1 2018, Banglalink continued to focus on acquiring customers in a competitive market. The network availability, deteriorated by the severe weather conditions in 2017, has significantly improved in Q1 2018.

Revenue in Q1 2018 decreased by 10.6% year on year, while Banglalink’s service revenue decreased by 11.1% year on year to BDT 10.4 billion. The decline in service revenue was still mainly the result of the gap in 3G network coverage compared to the market leader. The market remains characterized by intense price competition especially in relation to data. The customer base grew by 5.6% year on year, despite continued competitive customer acquisition campaigns in the market, supported by improved distribution. ARPU decreased year on year by 14.8%, a trend similar to Q4 2017, as a result of pricing pressure. Data revenue increased by 8.0% year on year, driven by increased smartphone penetration and 97.3% year on year data usage growth, along with 20.7% growth in active data users.

Banglalink’s EBITDA in Q1 2018 decreased by 29.9% to BDT 3.9 billion, mainly as a result of revenue decline, increasing customer acquisition costs and network expansion related expenses (e.g. maintenance, leasing, utilities). The EBITDA margin was 36.1% in Q1 2018, which represents a year on year reduction of 9.9 percentage points.

In Q1 2018, capex excluding licenses significantly increased year on year to BDT 4.6 billion, with an LTM capex excluding licenses to revenue ratio of 26.6%. Banglalink continues to invest in efficient, high-speed data networks aiming to substantially improve its 3G network coverage (approximately 70% of the population at the end of Q1 2018) and availability. The 4G/LTE service has been launched in mid-February and at the end of Q1 2018 23 districts towns were covered, with a population coverage of approximately 12%.

Q1 2018 14

UKRAINE

UAH million	1Q18	1Q17	YoY

Total revenue	4,263	3,871	10.1%

Mobile service revenue	3,949	3,560	10.9%

Fixed-line service revenue	295	295	0.1%

EBITDA	2,412	2,073	16.4%

EBITDA margin	56.6%	53.6%	3.0p.p.

Capex excl. licenses	687	737	(6.8%)

LTM capex excl. licenses/revenue	15.2%	20.6%	(5.4p.p.)

Mobile

Total operating revenue	3,968	3,576	11.0%

- of which mobile data	1,341	845	58.6%

Customers (mln)	26.5	26.0	1.9%

- of which data customers (mln)	12.9	11.3	13.7%

ARPU (UAH)	49	45	8.5%

MOU (min)	586	574	2.1%

Data usage (MB/user)	1,543	699	120.7%

Fixed-line

Total operating revenue	295	295	0.1%

Broadband revenue	181	170	6.1%

Broadband customers (mln)	0.8	0.8	2.7%

Broadband ARPU (UAH)	72	69	4.3%

Kyivstar secured 4G/LTE license and spectrum in the 2,600 MHz and 1,800 MHz bandwidth in Q1 2018 and launched 4G/LTE from April 2018. Following this spectrum acquisition, Kyivstar is well positioned in both the 1800MHz and 2600MHz bands, which will enable the company to increase the geographical coverage of its high-speed data network in Ukraine, further strengthening its position as market leader in the country.

Kyivstar sustained strong performance in the first quarter, as total revenue increased by 10.1% year on year to UAH 4.3 billion. Mobile service revenue grew by 10.9% to UAH 3.9 billion and fixed line revenue was stable year on year. The growth in mobile service revenue was mainly driven by continued strong growth of mobile data revenue, which increased by 58.6% as a result of growing data usage and successful marketing activities, driven by the continued 3G network roll-out and data-centric tariffs. As a result, data consumption per user more than doubled in Q1 2018 compared to the same quarter in the previous year.

Kyivstar´s mobile customer base increased by 1.9% to 26.5 million, supported by lower churn, while mobile ARPU continued to increase by 8.5% year on year to UAH 49.

Fixed-line service revenue was stable year on year at UAH 295 million. Uptake for Kyivstar’s FMC proposition, launched in 2017 is strong. The fixed broadband customer base increased by 2.7% year on year to 840 thousand and fixed broadband ARPU increased by 4.3% year on year to UAH 72.

EBITDA increased by 16.4% to UAH 2.4 billion in Q1 2018, representing an EBITDA margin of 56.6%, driven by the revenue growth, partially offset by increased service costs and HR costs, while technology costs also increased as a result of the network expansion.

Q1 2018 capex excluding licenses was UAH 687 million with an LTM capex excluding licenses to revenue ratio of 15.2%, as Kyivstar continued to roll out its 3G network, reaching a population coverage of 74%, up from 65% in the same quarter last year.

Q1 2018 15

UZBEKISTAN

UZS bln	1Q18	1Q17	YoY

Total revenue	617	513	20.1%

Mobile service revenue	612	510	20.0%

- of which mobile data	186	134	38.9%

Fixed-line service revenue	4.2	3.4	24.1%

EBITDA	276	265	4.5%

EBITDA margin	44.8%	51.6%	(6.7p.p.)

Capex excl. licenses	74	75	(0.8%)

LTM Capex excl. licenses/revenue	12.4%	26.0%	(13.6p.p.)

Mobile

Customers (mln)	9.6	9.5	0.4%

- of which mobile data customers (mln)	5.2	4.6	11.2%

ARPU (UZS)	21,152	17,767	19.1%

MOU (min)	546	545	0.1%

Data usage (MB/user)	754	350	115.3%

Unitel continued to report strong revenue growth, as the company´s tariffs were fixed at the foreign exchange rate of UZS 4,210 to the US dollar after the liberalization of the Uzbek som on 5 September 2017, which is a higher level compared to the prior year. Total revenue increased by 20.1% and mobile service revenue increased by 20.0% to UZS 612 billion, supported by successful marketing activities, increased revenues from interconnect services, value added services and mobile data. Mobile data traffic more than doubled and mobile data revenue increased by 38.9% year on year during the first quarter, driven by the continued high-speed data network roll-out, increased smartphone penetration and the launch of new bundled offerings. The overall customer base increased by 0.4% to 9.6 million during the first quarter.

EBITDA increased by 4.5% to UZS 276 billion and the EBITDA margin was 44.8% in Q1 2018. The revenue growth was partially offset by an increase in non-controllable costs, such as customer tax, content costs, frequency fees and the negative impact from the currency liberalization, while HR costs increased as well as a result of insourcing maintenance activities. Customer costs increased in total by UZS 52.1 billion as a result of a doubling in customer tax to UZS 4,000 per customer per month from 1 January 2018. Adjusting for this negative customer tax effect, EBITDA growth would have been 18.9% and EBITDA margin for Q1 2018 would have been 8.5 percentage points higher, at 53.2%.

Capex excluding licenses totalled UZS 74.4 billion and the Q1 2018 LTM capex excluding licenses to revenue ratio was 12.4%. The company continued to invest in its high-speed data networks, improving the 4G/LTE coverage to 23% and increasing the number of nationwide 3G sites by 32% year on year. Further improvements to the high-speed data networks will continue to be a priority for Unitel in 2018.

The Republican Radiofrequencies Council in Uzbekistan redistributed radio frequencies in Uzbekistan in April 2018. This resulted in a reallocation of Unitel’s radio frequencies to other cellular communications providers in the market. The Company prepared the network for this conversion and expects no material impact.

The cash and deposits balances as of the end of Q1 2018 in Uzbekistan are USD 166 million in Uzbek som. In the first quarter VEON’s subsidiary PJSC VimpelCom successfully repatriated a net amount of approximately USD 20 million from Uzbekistan and an additional USD 20 million in April 2018. The repatriation of cash was executed at the market rate and the Company aims to repatriate excess cash in the remainder of FY 2018.

Q1 2018 16

ITALY JOINT VENTURE

EUR million	1Q18	1Q17	YoY

Total revenue	1,410	1,548	(8.9%)

Mobile service revenue	961	1,043	(7.8%)

Fixed-line service revenue	259	270	(4.2%)

EBITDA[1]	484	458	5.8%

EBITDA margin[1]	34.3%	29.6%	4.7p.p.

Capex excl. licenses[1]	224	240	(6.7%)

LTM capex excl. licenses/revenue[2]	20.2%	17.5%	2.8p.p.

Mobile

Total revenue	1,115	1,253	(11.0%)

- of which mobile data	357	352	1.1%

Customers (mln)	29.2	30.9	(5.5%)

- of which data customers (mln)	19.3	19.5	(1.4%)

ARPU (EUR)	10.8	11.0	(1.8%)

MOU (min)	284	264	7.5%

Fixed-line

Total revenue	294	295	(0.1%)

Total voice customers (mln)	2.70	2.72	(0.7%)

ARPU (EUR)	27.0	28.1	(3.9%)

Broadband customers (mln)	2.39	2.35	1.7%

Broadband ARPU (EUR)	20.6	21.8	(5.1%)

Notes: EBITDA negatively impacted by integration costs of approximately EUR 59 million in Q1 2017 and of approximately EUR 25 million in Q1 2018

Wind Tre has different accounting policies for presenting amortization of capitalized costs of obtaining contracts with customers in accordance IFRS 15. VEON’s policy is to present this expense within “Selling, general and administrative expenses” in profit or loss, whilst Wind Tre presents this expense within the “Amortization” line item in profit or loss.

1 EBITDA and Capex are in line with Wind Tre statutory reported financial schemes: 2018 compliant with IFRS 15 and 2017 compliant with IAS 18. For comparison purposes: Q1 2018 EBITDA under IAS 18 would have been EUR 465 million; Q1 2018 Capex under IAS 18 would have been EUR 205 million

2 LTM capex/revenue under IAS 18

Wind Tre’s total revenue in Q1 2018 decreased by 8.9% to EUR 1.4 billion, primarily driven by a 7.8% decline in mobile service revenue and lower CPE (“Customer Premises Equipment”) mainly related to mobile handsets. The mobile service revenue decline was primarily due to continuing aggressive competition in the market, which impacted both customer base (-5.5%) at 29.2 million and ARPU. The mobile handset revenue decline was primarily due to lower volume of gross additions and a more selective mobile customer scoring starting from H2 2017.

Mobile data revenue increased 1.1% year on year, driven by growth in both data ARPU (+0.9%) and data usage (+51% to approximately 4.4 GB per customer per month), more than offsetting the slight decline in data customer base (-1.4%). In Q1 2018, mobile ARPU slightly declined to EUR 10.8, a 1.8% year on year erosion, all attributable to the voice component.

Fixed-line service revenue declined by 4.2% year on year, due to ARPU dilution only partially offset by the increases in direct and broadband customers of 1.4% and 1.7% respectively, driven by the increased demand for fibre connections. In Q1 2018, the fixed-line direct customer base and the broadband customer base reached 2.5 million and 2.4 million respectively. The highly competitive market in 2017 has impacted Q1 2018, in particular fixed and broadband ARPU, which both slightly decreased year on year.

Q1 2018 EBITDA increased by 5.8% year on year to EUR 484 million; 4.1% of the year on year growth is explained by change in accounting (IFRS 15), while the remaining part of the growth is driven by the combination of incremental synergies (EUR 37 million in Q1) and lower integration costs in Q1 2018 vs Q1 2017, more than offsetting the top line decrease. EBITDA margin increased 4.7 percentage points to 34.3%.

Capex in the quarter was EUR 224 million and was primarily focused on modernizing and merging the former Wind and Tre networks as well as expanding capacity and coverage of 4G/LTE.

At the end of April 2018 approximately 6.5 thousand transmission sites were modernized and the cities of Trieste, Bologna, Agrigento, Milano and Alessandria were completed. The network modernization resulted in a sensible network performance improvement in these cities, leading to an overall improvement of the customer experience.

Q1 2018 17

CONFERENCE CALL INFORMATION

On 14 May 2018, VEON will also host a conference call by senior management at 9:30 CEST (8:30 BST) on the same day, which will be made available through following dial-in numbers. The call and slide presentation may be accessed at http://www.veon.com

9:30 CEST investor and analyst conference call

US call-in number: +1 (929) 477 0448

Confirmation Code: 2181209

International call-in number: 44 (0) 330 336 9105

Confirmation Code: 2181209

The conference call replay and the slide presentation webcast will be available until 21 May 2018.

The slide presentation will also be available for download on VEON’s website.

Investor and analyst call replay

US Replay Number: +1 719 457 0820

Confirmation Code: 2181209

UK Replay Number: 0800 101 1153

Confirmation Code: 2181209

CONTACT INFORMATION
INVESTOR RELATIONS Richard James ir@veon.com	MEDIA AND PUBLIC RELATIONS Maria Piskunenko pr@veon.com

Q1 2018 18

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including with respect to its transformation plan, among others; anticipated performance and guidance for 2018, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; the effect of the acquisition of additional spectrum on customer experience; and VEON’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; failure to realize the expected benefits of the Italy Joint Venture due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Non-IFRS measures are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. Furthermore, elements of this press release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

VEON Ltd. owns a 50% share of the Italy Joint Venture (with CK Hutchison owning the other 50%) and we account for this JV using the equity method as we do not have control. All information related to the Italy Joint Venture is the sole responsibility of the Italy Joint Venture’s management, and no information contained herein, including, but not limited to, the Italy Joint Venture’s financial and industry data, has been prepared by or on behalf of, or approved by, our management. As a result of this, we do not provide any reconciliations for non-IFRS measures for the Wind Tre Joint Venture. For further information on the Italy Joint Venture and its accounting treatment, see “Explanatory Note—Presentation of Financial Information of the Italy Joint Venture” included in our Annual Report on Form 20-F for the year ended 31 December 2017 and notes 5, 14 and 25 to our audited consolidated financial statements filed therewith.

Q1 2018 19

All non-IFRS measures disclosed further in this press release (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. In addition, we present certain information on a forward-looking basis (including, without limitation, the expected impact on revenue, EBITDA and equity free cash flow from the consolidation of the Euroset stores after completing the transaction ending the Euroset joint venture). We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities.

Q1 2018 20

ABOUT VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with the ambition to lead the personal internet revolution for over 240 million customers it currently serves, and many others in the years to come.

Follow us:

on Twitter @veondigital

visit our blog @ blog.veon.com

go to our website @ http://www.veon.com

CONTENT OF THE ATTACHMENTS

Attachment A	Customers	22

Attachment B	Definitions	22

Attachment C	Reconciliation tables	24
	Average rates and target rates of functional currencies to USD

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook1Q2018.xls on VEON’s website at http://veon.com/Investor-relations/Reports--results/Results/.

Q1 2018 21

ATTACHMENT A: CUSTOMERS

	Mobile			Fixed-line broadband
million	1Q18	1Q17	YoY	1Q18	1Q17	YoY

Russia	56.3	57.0	(1.2%)	2.3	2.2	3.3%

Pakistan	55.1	52.5	5.0%

Algeria	15.3	16.1	(4.5%)

Bangladesh	32.2	30.5	5.6%

Ukraine	26.5	26.0	1.9%	0.8	0.8	0.9%

Uzbekistan	9.6	9.5	0.4%

Other	15.5	15.2	1.8%	0.5	0.4	8.4%

Total consolidated	210.5	206.8	1.8%	3.6	3.4	5.9%

Italy	29.2	30.9	(5.5%)	2.4	2.4	1.7%

Total	239.7	237.7	0.8%	6.0	5.8	3.4%

ATTACHMENT B: DEFINITIONS

ARPU (Average Revenue per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. Wind Tre defines mobile ARPU as the measure of the sum of the mobile revenue in the period divided by the average number of mobile customers in the period (the average of each month’s average number of mobile customers (calculated as the average of the total number of mobile customers at the beginning of the month and the total number of mobile customers at the end of the month) divided by the number of months in that period.

Mobile data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Wind Tre measures mobile data customers based on the number of active contracts signed and includes customers who have performed at least one mobile Internet event during the previous month. For Algeria, mobile data customers are 3G customers who have performed at least one mobile data event on the 3G network during the previous four months.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

Capital expenditures (capex) excluding licenses is calculated as capex, excluding purchases of new spectrum licenses.

EBIT or Operating Profit is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

Adjusted EBITDA (called EBITDA in this document) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before tax before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its segments except for Russia. Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA.

Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Gross Debt is calculated as the sum of long term notional debt and short-term notional debt.

Q1 2018 22

Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

An FMC customer is a customer on a 1 month Active Broadband Connection subscribing to a converged bundle consisting of at least fixed internet subscription and at least 1 mobile SIM

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

MFS (Mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone.

Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”)

Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term notional debt and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions.

NPS (Net Promoter Score) is the methodology VEON uses to measure customer satisfaction.

Organic growth in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Reportable segments: the Company identified Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan and HQ based on the business activities in different geographical areas

Total revenue in this section is fully comparable with Total Operating revenue in MD&A section below.

Q1 2018 23

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	1Q18	1Q17
Unaudited

EBITDA	854	861

Depreciation	(346)	(390)

Amortization	(126)	(122)

Impairment loss	(3)	3

Loss on disposals of non-current assets	(17)	(7)

Operating profit	362	345

Financial Income and Expenses	(198)	(193)

- including finance income	19	22

- including finance costs	(217)	(215)

Net foreign exchange (loss)/gain and others	(127)	(21)

- including Other non-operating (losses)/gains	(9)	(36)

- including Shares of loss of associates and joint ventures accounted for using the equity method, including impairments of JV and associates	(130)	(101)

- including Net foreign exchange gain	12	115

Profit before tax	37	130

Income tax expense	(119)	(141)

(Loss)/Profit for the period	(82)	(11)

Less profit attributable to non-controlling interest	(27)	6

(Loss) for the year attributable to the owners of the parent	(109)	(4)

RECONCILIATION OF CAPEX
USD mln unaudited	1Q18	1Q17

Cash paid for purchase of property, plant and equipment and intangible assets	676	487

Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	99	(218)

Capital expenditures	774	268

Less capital expenditures in licenses and other	(419)	(5)

Capital expenditures excl. licenses	355	264

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	1Q18 vs 1Q17
	Total Revenue			EBITDA
	Organic	Forex & other[1]	Reported	Organic	Forex & other[1]	Reported

Russia	3.0%	3.4%	6.4%	7.4%	0.9%	8.3%

Pakistan	5.7%	(6.2%)	(0.5%)	20.1%	(7.1%)	13.0%

Algeria	(9.3%)	(3.3%)	(12.6%)	(17.3%)	(3.0%)	(20.3%)

Bangladesh	(10.6%)	(3.8%)	(14.5%)	(29.9%)	(3.0%)	(32.9%)

Ukraine	10.1%	(0.9%)	9.2%	16.4%	(0.8%)	15.6%

Uzbekistan	20.1%	(70.8%)	(50.6%)	4.5%	(61.5%)	(57.0%)

Total	3.2%	(4.6%)	(1.4%)	6.3%	(7.1%)	(0.8%)

1)

In Q1 2018 other includes the impact from Euroset transaction for the group. In Q1 2018 other in Russia includes the impact of Euroset and the impact of transit traffic revenue. Transit traffic revenue were partially centralized at VEON Wholesale Services

Q1 2018 24

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	31 March 2018	31 December 2017	30 September 2017

Net debt	8,966	8,741	8,672

Cash and cash equivalents	1,393	1,304	2,565

Long - term and short-term deposits	43	70	199

Cash pledged as collateral for the Mandatory Tender Offer	-	987	-

Gross debt	10,402	11,102	11,437

Interest accrued related to financial liabilities	132	130	179

Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(35)	(34)	(34)

Derivatives not designated as hedges	311	310	311

Derivatives designated as hedges	167	60	40

Other financial liabilities	49	62	38

Total other financial liabilities	11,026	11,630	11,971

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	1Q18	1Q17	YoY

EBITDA	854	861	(0.8%)

Changes in working capital	96	108	(11.1%)

Movements in provision	32	(66)	n.m.

Net interest paid received	(176)	(193)	(8.8%)

Income tax paid	(104)	(126)	(17.5%)

Cash flow from operating activities (excl.discontinued operations)	702	584	20.1%

Capex excl.licenses	(355)	(264)	34.5%

Working capital related to Capex excl. license	(17)	(217)	n.m.

Proceeds from sale of PPE	4	2	100.0%

Equity Free Cash Flow excl.licenses	334	106	215.7%

RECONCILIATION OF WIND TRE JOINT VENTURE REPORTED NET RESULT TO VEON’S SHARE OF PROFIT/(LOSS) FROM JV AND ASSOCIATES

USD mln	1Q18	1Q17

Italy JV reported net result	(205)	(542)

50% of Italy JV reported net result	(102)	(271)

D&A - PPA adjustment	(32)	190

Other PPA adjustmnet	5	(8)

Total PPA adjustment	(27)	182

VEON share of profit/(loss) from JV and associates	(130)	(89)

Q1 2018 25

EBITDA RECONCILIATION FOR COUNTRY

Q1 2018

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated

EBITDA	443	175	91	47	89	34	(80)	55	854

Less

Depreciation	(209)	(31)	(27)	(30)	(13)	(7)	(1)	(29)	(346)

Amortization	(37)	(34)	(21)	(12)	(10)	(0)	(3)	(10)	(126)

Impairment loss	(1)	20	(0)	(0)	(0)	-		(20)	(3)

Loss on disposals of non-current assets	(2)	(1)	0	(14)	0	(0)		-	(17)

Operating profit	195	129	43	(9)	65	26	(84)	(4)	362

Q1 2017
USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated

EBITDA	409	154	114	69	77	79	(76)	35	861

Less

Depreciation	(203)	(53)	(31)	(40)	(16)	(16)	(0)	(30)	(390)

Amortization	(39)	(21)	(28)	(10)	(12)	(1)	(2)	(9)	(122)

Impairment loss	-	-	-	2	1	-	-	0	3

Loss on disposals of non-current assets	(4)	(1)	0	(4)	1	2	-	(2)	(7)

Operating profit	163	80	55	17	52	63	(78)	(6)	345

Q1 2018 26

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Target rates	Average rates			Closing rates
	2018	1Q18	1Q17	YoY	1Q18	1Q17	YoY

Russian Ruble	60	56.88	58.84	-3.3%	57.26	56.38	1.6%

Euro	0.8	0.81	0.94	-13.3%	0.81	0.94	-13.5%

Algerian Dinar	110	114.08	109.93	3.8%	114.14	110.07	3.7%

Pakistan Rupee	105	111.41	104.79	6.3%	115.71	104.83	10.4%

Bangladeshi Taka	79	83.08	79.50	4.5%	83.22	80.25	3.7%

Ukrainian Hryvnia	27	27.32	27.06	1.0%	26.54	26.98	-1.6%

Kazakh Tenge	340	323.31	322.53	0.2%	318.31	314.79	1.1%

Uzbekistan Som	8,748	8,156.68	3,352.90	143.3%	8,114.86	3,595.02	125.7%

Armenian Dram	480	481.52	485.63	-0.8%	480.06	483.45	-0.7%

Kyrgyz Som	70	68.50	69.25	-1.1%	68.43	68.61	-0.3%

Georgian Lari	2.4	2.49	2.60	-4.5%	2.41	2.45	-1.3%

1 Functional currency in Tajikistan is USD

Q1 2018 27

Q1 2018 RESULTS Amsterdam, 14 May 2018

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including with respect to its transformation plan, among others; anticipated performance and guidance for 2018, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; the effect of the acquisition of additional spectrum on customer experience; and VEON’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; failure to realize the expected benefits of the Italy Joint Venture due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Non-IFRS measures are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. VEON Ltd. owns a 50% share of the Italy Joint Venture (with CK Hutchison owning the other 50%) and we account for this JV using the equity method as we do not have control. All information related to the Italy Joint Venture is the sole responsibility of the Italy Joint Venture’s management, and no information contained herein, including, but not limited to, the Italy Joint Venture’s financial and industry data, has been prepared by or on behalf of, or approved by, our management. As a result of this, we do not provide any reconciliations for non-IFRS measures for the Wind Tre Joint Venture. For further information on the Italy Joint Venture and its accounting treatment, see "Explanatory Note—Presentation of Financial Information of the Italy Joint Venture" included in our Annual Report on Form 20-F for the year ended 31 December 2017 and notes 5, 14 and 25 to our audited consolidated financial statements filed therewith. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. In addition, we present certain information on a forward-looking basis (including, without limitation, the expected impact on revenue, EBITDA and equity free cash flow from the consolidation of the Euroset stores after completing the transaction ending the Euroset joint venture). We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. Disclaimer Q1 2018 PRESENTATION

Key developments Q1 2018 RESULTS VEON reports good revenue and EBITDA organic growth in Q1 2018; USD 334 million in equity free cash flow excluding licenses; FY 2018 guidance confirmed Russia saw normalization in EBITDA, returning to trend Pakistan, Ukraine and Uzbekistan continued their strong performance Algeria and Bangladesh remain under pressure; operational turnarounds in progress Continued competitive pressure weighs on Italy JV revenue; synergies on track, offsetting the top-line impact on EBITDA VEON now launched 4G/LTE in all operating countries Launch of 4G/LTE expected to sustain strong data growth in Ukraine and support turnaround in Bangladesh Euroset integration and rebranding into Beeline stores in Russia on track; integration costs impacting 2018 EBITDA, expected positive contribution from 2019 onwards VEON withdrew the Mandatory Tender Offer for shares of GTH, given the lapse of time and absence of approval from regulators in Egypt Current best estimate for total Yarovaya law expenditures is RUB 45 billion over 5 years, of which approximately RUB 6 billion in FY 2018 Ursula Burns appointed as Executive Chairman, Kjell Morten Johnsen appointed as interim COO

EBITDA (USD MILLION) 854 Total revenue (USD Billion) 2.3 +3.2% organic1 YoY -1.4% reported YoY +6.3% organic1 YoY -0.8% reported YoY Capex excl. licenses (USD mILLION) 355 +34.7% reported YoY LTM capex/revenue: 16.4% equity free cash flow excl. licenses2 (USD mILLION) 334 +216% reported YoY Total revenue organic1 growth of 3.2% YoY, mainly driven by Russia, Pakistan, Ukraine; reported total revenue -1.4% due to Uzbekistan and Pakistan currencies devaluation Mobile data revenue organic growth of 23% YoY, reported mobile data revenue +15.9% EBITDA organic1 growth of 6.3% YoY, driven by good operational performance in Russia, Pakistan and Ukraine, partially offset by declining EBITDA in Algeria and Bangladesh Reported EBITDA decreased 0.8% YoY to USD 854 million due to currency devaluation in Uzbekistan and Pakistan, and Euroset integration costs. EBITDA margin at 38.0% (Q1 2017 37.8%). Capex excl. licenses increased by 34.7% YoY due to 4G/LTE roll-out and more equal quarterly distribution of expenditures; resulting in 16.4% LTM capex to revenue Q1 2018 equity free cash flow excluding licenses2 increased to USD 334 million Good revenue and EBITDA organic1 growth, FY 2018 guidance on track 1 Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q1 2018 organic growth is calculated at constant currency and excludes the impact from Euroset transaction. See attachment in Earnings release for reconciliations 2 Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items Q1 2018 RESULTS

-1.4% YoY reported Revenue development Solid organic growth in most countries, partially offset by decrease in Algeria and Bangladesh USD MILLION +3.2% YoY organic 1 2 Q1 2018 RESULTS 1 Other includes interconnect, roaming and intercompany eliminations 2 Other in Q1 2018 mainly includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan, other global operations and services and intercompany eliminations

EBITDA development Good organic growth USD MILLION +6.3% YoY organic Q1 2018 RESULTS -0.8% YoY reported 2 1 FOREX and Other refer to Forex and Euroset impact on EBITDA 2 Other in Q1 2018 mainly includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan, other global operations and services and intercompany eliminations 1 1

Q1 2018 RESULTS In Q1 2018, corporate costs were at USD 80 million, up ~5% YoY Year-on-year increase mostly due to severance costs, partially offset by a release of a provision for long term management incentive plans All the initiatives to address the corporate costs are progressing in line with expectations Q1 2018 - Corporate costs Aiming to reduce corporate costs in FY 2018 by ~20% YoY from ~USD 430 million in FY 2017

Revenue and EBITDA country trends

Figures and trends in local currency

RUSSIA (RUB BILLION) | PAKISTAN (PKR BILLION) | ALGERIA (DZD BILLION) | BANGLADESH (BDT BILLION) | UKRAINE (UAH BILLION) | UZBEKISTAN (UZS BILLION)

Revenue



+2.9% YoY
+5.7% YoY
-9.3% YoY
-10.6% YoY
+10.1% YoY
+20.1% YoY
1Q17 2Q17 3Q17 4Q17 1Q18

EBITDA



+4.7% YoY
+20.1% YoY
-17.3% YoY
-29.9% YoY
+16.4% YoY
+4.5% YoY
1Q17 2Q17 3Q17 4Q17 1Q18

Q1 2018 RESULTS

8

Russia: good results, with EBITDA returning to trend

TOTAL REVENUE
(RUB BILLION)



+2.9% YoY
64.5
70.4
66.4
9.7
9.6
8.9
52.3
57
54.3
1Q17
4Q17
1Q18
Mobile
Fixed-line
Other

MOBILE CUSTOMERS
(MILLION)



-1.2% YoY
57.0
56.3
1Q17
1Q18

EBITDA AND EBITDA MARGIN
(RUB BILLION AND %)



+4.7% YoY
24.1
25.1
25.2
37.3%
35.7%
38.0%
1Q17
4Q17
1Q18

CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE
(RUB BILLION AND %)



+34.5% YoY
6.7
9.0
16.5%
14.8%
1Q17
1Q18

- Mobile service revenue increased by 3.7% YoY, mainly driven by 8.9% mobile data revenue growth
  - Mobile ARPU grew by 4.4% YoY
- Fixed-line service revenue decreased by 8.2% YoY, mainly due to the centralization of transit services revenue in VEON Wholesale Services and decrease of foreign revenue
- EBITDA increased by 4.7%, driven by revenue growth and improved device margin, partially offset by Euroset integration costs of ~RUB 600 million
- Euroset integration on track, ~800 stores rebranded as of end of April; majority of integration costs expected in Q2 2018
- Capex excluding licenses increased YoY mainly due to more equal quarterly distributions while LTM Capex/Revenue decreased to 14.8%
- Current best estimate for total Yarovaya law expenditures is RUB 45 billion. FY 2018 expected investment approximately RUB 6 billion

Q1 2018 RESULTS
9

Pakistan: continued data-driven revenue growth and further margin expansion

TOTAL REVENUE
(PKR BILLION)


+5.7% YoY
38.7
2.5
36.2
40.3
3.0
37.3
40.9
3.0
37.9
1Q17
4Q17
1Q18
Mobile
Other

MOBILE CUSTOMERS
(MILLION)


+5.0% YoY
52.5
55.1
1Q17
1Q18

EBITDA AND EBITDA MARGIN
(PKR BILLION AND %)


+20.1% YoY
16.2
41.8%
18.4
45.7%
19.4
47.5%
1Q17
4Q17
1Q18

CAPEX EXCL. LICENSES
AND LTM CAPEX/REVENUE
(PKR BILLION AND %)


+101.9% YoY
3.6
17.1%
7.3
17.8%
1Q17
1Q18

- Continued revenue YoY growth in Q1, despite the competitive market conditions, fuelled by strong data revenue growth (+34% YoY)
  - Positive impact from enabled 3G for ex-Warid and 4G/LTE for ex-Mobilink customers after completion of network integration in Q4 2017
  - Customer growth along with 4G/LTE expansion
- Double digit EBITDA YoY increase due to revenue growth, synergies and phasing-out of integration costs
  - EBITDA margin expansion +5.7 p.p. YoY and +1.8p.p. QoQ
- Capex excluding licenses YoY increased to support 4G/LTE network expansion

Q1 2018 RESULTS

10

Algeria: challenging macro and competitive environment vs. sequential customer growth TOTAL REVENUE (DZD BILLION) MOBILE CUSTOMERS (MILLION) -9.3% YoY -4.5% YoY -17.3% YoY -44.5% YoY 0.5 0.5 EBITDA AND EBITDA MARGIN (DZD BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (DZD BILLION AND %) Q1 2018 RESULTS Continuing macroeconomic and regulatory challenges Economic slowdown and high inflation continue, along with import restrictions New direct taxation since 1 January 2018 Top line remains under pressure with customer base reduction YoY; however: Change in customer base dynamic, +2.4% QoQ, through the success of new offers Data revenue +80% YoY thanks to new commercial offers leveraging on 4G/LTE network leadership EBITDA decrease mainly as a result of revenue trend Impact from 2018 finance law was broadly offset by positive YoY impact from partial MTR symmetry However, QoQ EBITDA margin improvement

Bangladesh: continued competitive pressure impacting results, 4G/LTE successfully launched

TOTAL REVENUE
(BDT BILLION)



-10.6% YoY
12.0
0.3
11.7
10.8
0.4
10.4
10.7
0.3
10.4
1Q17
4Q17
1Q18
Mobile
Other

MOBILE CUSTOMERS
(MILLION)



+5.6% YoY
30.5
32.2
1Q17
1Q18

EBITDA AND EBITDA MARGIN
(BDT BILLION AND %)



-29.9% YoY
5.5
46.0%
3.9
36.1%
3.9
36.1%
1Q17
4Q17
1Q18

CAPEX EXCL. LICENSES
AND LTM CAPEX/REVENUE
(BDT BILLION AND %)



+501.9% YoY
0.8
20.9%
4.6
26.6%
1Q17
1Q18

- Banglalink acquired additional spectrum in the 1800 and 2100 MHz bandwidth and 4G/LTE license
  - 4G/LTE launched in February, roll-out gaining pace with current population coverage at ~12%
- Revenue YoY trend deteriorated due to continued competitive pressure; however:
  - Customer growth (+5.6% YoY) supported by improved distribution (11,000 new outlets)
  - Data revenue +8% YoY, with acceleration of data customer growth at 21% YoY and doubled YoY data usage
- EBITDA decline due to revenue trend, customer acquisition costs and opex related to network expansion (e.g. maintenance, leasing, utilities)
  - However, EBITDA margin flat QoQ
- Capex increase driven by investments to improve network resilience and 4G/LTE sites roll-out

Q1 2018 RESULTS
12

Ukraine: sustained strong data and ARPU performance alongside 4G/LTE launch TOTAL REVENUE (UAH BILLION) EBITDA AND EBITDA MARGIN (UAH BILLION AND %) MOBILE CUSTOMERS (MILLION) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (UAH BILLION AND %) +10.1% YoY +1.9% YoY +16.4% YoY -6.8% YoY Q1 2018 RESULTS Kyivstar secured 4G/LTE license in the 2,600 MHz and 1,800 MHz bandwidth and launched 4G/LTE from April 2018 Improved churn driving customer growth Mobile service revenue growth of 11% YoY, mainly driven by data revenue growth of 59% ARPU increased by 8.5% YoY Fixed-line service revenue stable YoY EBITDA increased 16% YoY driven by revenue growth, leading to an EBITDA margin of 56.6% 3G population coverage reached 74.5%

Revenue grew 20.1% YoY driven by increased tariffs, which were fixed at the foreign exchange rate of UZS 4,210 to the US dollar after the liberalization of the Uzbek som on 5 September 2017 Mobile data revenue increased 38.9% YoY EBITDA increased by 4.5% YoY, driven by revenue growth, partially offset mainly by non-controllable costs (e.g. customer tax increase) EBITDA margin decreased 6.7p.p. to 44.8%. The increased customer tax negatively impacted EBITDA margin by 8.5 p.p. YoY 4G/LTE population coverage increased to 23%, from 8% in Q1 2017 Spectrum reallocated among all operators as per April 2018. No material impact expected Uzbekistan: strong revenue growth, tax and cost pressure impacting EBITDA margin TOTAL REVENUE (UZS BILLION) MOBILE CUSTOMERS (MILLION) 628 513 617 EBITDA AND EBITDA MARGIN1 (UZS BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (UZS BILLION AND %) +20.1% YoY +0.4% YoY +4.5% YoY Q1 2018 RESULTS -0.8% YoY

Italy: continued competitive pressure weighs on top-line

TOTAL REVENUE
(EUR MILLION)



-8.9% YoY
1,548
1,556
1,410
234
270
1,043
270
272
1,014
190
259
961
1Q17
4Q17
1Q18
Other & CPE[1]
Fixed Service Revenue
Mobile Service Revenue

MOBILE CUSTOMERS
(MILLION)



-5.5% YoY
30.9
29.2
1Q17
1Q18

EBITDA AND EBITDA MARGIN [2]
(EUR MILLION AND %)



+5.8% YoY
458
526
484
29.6%
33.8%
34.3%
1Q17
4Q17
1Q18

CAPEX[2] EXCL. LICENSES
AND LTM[3] CAPEX/REVENUE
(EUR MILLION AND %)



-6.7% YoY
240
224
17.5%
20.2%
1Q17
1Q18

- Service revenue -7.1% YoY, of which:
  - Mobile service revenue -7.8% YoY, mainly due to continued competitive pressure in the market, reflected by customer base and ARPU (-1.8%) trends
  - Fixed service revenue -4.2% YoY mainly due to ARPU reduction (-3.9%) in a competitive market, only partially compensated by increase of direct customer base (+1.4%)
- Other & CPE[1] revenue decline mainly due to CPE[1], due to lower gross additions and more selective mobile customer scoring introduced in H2 2017
- EBITDA[2] increased by 5.8% YoY, benefitting from:
  - +4.1% due to change in accounting (IFRS 15)
  - Incremental synergies (EUR 37 million in 1Q 2018)
  - Lower YoY integration costs
- Contribution to VEON P&L of USD 130 million loss for 1Q18

[1] CPE = Customer Premises Equipment
[2] EBITDA and Capex figures are in line with Wind Tre statutory reported financial schemes: 2018 compliant with IFRS 15 and 2017 compliant with IAS 18. For comparison purposes: 1Q 2018 EBITDA under IAS 18 would have been 465 EUR million; 1Q 2018 CAPEX under IAS 18 would have been 205 EUR million. EBITDA negatively impacted by integration costs of ~EUR 59 million in 1Q 2017 and of ~EUR 25 million in 1Q 2018
[3] 1Q 2018 LTM CAPEX calculated under IAS 18
Note: starting from Q2 2017 results, minor changes in accounting policies were adopted and for a proper comparison previous period results were adjusted accordingly

Q1 2018 RESULTS
15

Q1 2018 income statement

VEON

USD MILLION	1Q18	1Q17	Reported YoY	Organic[1] YoY
Revenue	**2,250**	**2,281**	**(1.4%)**	**3.2%**
Service revenue	2,156	2,202	(2.1%)	2.9%
EBITDA	**854**	**861**	**(0.8%)**	**6.3%**
Depreciation, amortization and other	(492)	(516)	(4.6%)	
Operating Profit	**362**	**345**	**5.0%**	
Net financial income and expenses	(198)	(194)	(2.0%)	
Net FOREX and other gains	3	79	n.m.	
Share of loss from joint ventures and associates	(130)	(100)	n.m.	
Profit before tax	**37**	**130**	**n.m.**	
Tax	(119)	(141)	n.m.	
Loss from continued operations	**(82)**	**(11)**	**n.m.**	
Profit from discontinued operations	**-**	**-**	**n.m.**	
Non-controlling interest	**(27)**	**6**	**n.m.**	
Net (loss) attributable to VEON shareholders	**(109)**	**(4)**	**n.m.**	

- EBITDA decreased 0.8% YoY to USD 854 million due to currency devaluation in Uzbekistan and Pakistan, and Euroset integration costs
- Operating profit increased YoY mainly due to lower depreciation, driven by the classification of Pakistan towers as assets held for sale and the depreciation of Uzbek som
- Net financial income and expenses were broadly stable YoY as the increase in debt was offset by lower interest rates
- Decrease in net FOREX and other gains is primarily attributable to lower appreciation of the Russian rouble compare to Q1 2017
- The share of loss of joint ventures and associates increased to USD 130 million in Q1 2018 compared to a loss of USD 100 million in Q1 2017. In Q1 2017, 50% of the net loss in the Italy joint venture was USD 271 million, with a positive PPA adjustment at VEON of USD 182 million. In Q1 2018, 50% share of the net loss was USD 102 million, with a negative PPA adjustment at VEON of USD 27 million
- Decrease in income tax expense to USD 119 million is mainly driven by lower profitability in countries with a higher nominal rate and a one-off deferred tax expense recorded in Q1 2017

[1] Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q1 2018 organic growth is calculated at constant currency and excludes the impact from Euroset transaction. See attachment in Earnings release for reconciliations

Q1 2018 RESULTS 16

Q1 2018 RESULTS Cash flow reconciliation table USD MILLION 1Q18 1Q17 YoY EBITDA 854 861 (0.8%) Changes in working capital 96 108 (11.1%) Movement in provisions 32 (66) n.m. Net interest paid-received (176) (193) (8.8%) Income tax paid (104) (126) (17.5%) Cash flow from operating activities (excl. discontinued operations) 702 584 20.1% Capex excl.licenses (355) (263) 34.5% Working capital related to Capex excl. licenses (17) (217) n.m. Proceeds from sale of PPE 4 2 100% Equity Free Cash Flow 334 106 216% The year on year movement in provisions is mainly due to payment of USD 69 million related to Iraqna claim in Q1 2017 and accrual for severance costs in Q1 2018 Increase in capex excluding licenses driven by 4G/LTE roll-out and more equal quarterly distribution in 2018 compared to 2017 Capex related working capital improvement driven by lower capex in Q4 2017 compared to Q4 2016

Q1 2018 net debt development 1 FOREX and Other consists of other investing activities and other items NET DEBT EBITDA 2.4x 2.5x 1 Q1 2018 RESULTS USD MILLION License payments of USD 303 million Increase of debt due to dividend and spectrum payments of USD 589 million

FY 2018 targets confirmed

VEON

	Q1 2018 actual	FY 2018 targets[3]
Total revenue	3.2% organic growth[1]	Flat-to-low single digit organic growth
EBITDA	6.3% organic growth[1]	Flat-to-low single digit organic growth
Equity free cash flow[2]	USD 334 million	USD ~1 billion

- FY 2018 equity free cash flow target is calculated at 2018 target currency rates

[1] Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q1 2018 organic growth is calculated at constant currency and excludes the impact from Euroset transaction. See attachment Earnings release for reconciliations

[2] Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items

[3] FY 2018 revenue and EBITDA targets calculated on organic basis. Organic growth reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. Major exceptional items currently known are the impact from the Uzbekistan currency liberalization, the Pakistan tower transaction (Deodar), the Euroset transaction and the one-off adjustment to a vendor agreement. FY 2018 equity free cash flow target is calculated at 2018 target currency rates. For FY 2018 target currency rates, see appendix

Q1 2018 RESULTS 19

Appendix

IFRS 15 The scope of IFRS 15 includes the timing of revenue recognition and costs of obtaining contracts with customers No material impact in the accounting for revenues, based on existing product and service offerings Costs incurred acquiring new customers are now required to be capitalized and amortized over the average customer life The additional asset stemming from capitalization of these costs was USD 93 million (pre-tax) at 1 January 2018 (i.e. one-off gain to retained earnings in 2018) For the Italy JV, the impact on adoption of IFRS 15 amounted to USD 38 million post tax (i.e. recorded as an increase in investment value in 2018 against opening equity) The overall impact on opening equity upon adoption of IFRS 15 is USD 102 million (USD 87 million attributable to shareholders of the parent and USD 15 million to NCI) IFRS 9 and IFRS 15: 2018 impact for VEON IFRS 9 The scope of IFRS 9 includes new guidance to classify financial instruments on the balance sheet VEON introduced the concept of Expected Credit Losses (“ECL”), where a bad debt provision is required for all debt-like instruments including unbilled receivables. VEON recognized the additional bad debt provision in amount of USD 14 million (pre-tax) For the Italy JV, the impact on adoption of IFRS 9 amounted to USD 35 million (i.e. recorded as a reduction of the investment value in 2018 against opening equity) The overall impact on opening equity upon adoption of IFRS 9 is USD 45 million (USD 41 million attributable to shareholders of the parent and USD 4 million to NCI) The Group is in the process of assessing the impact of IFRS 16, which may be material Q1 2018 RESULTS

Group debt structure Average cost of debt: 6.6% (31 March 2017: 7.3%) 1 Including effect of cross currency swaps AS AT 31 MARCH 2018 Group debt currency mix1 Group debt structure Q1 2018 RESULTS Average maturity: 3.8 years (31 March 2017: 3.1 years) Gross Debt USD 10.4billion

Group debt maturity schedule Group debt maturity schedule by currency1 AS AT 31 MARCH 2018, USD BILLION 2018 2019 2020 2021 2022 >2022   USD 0.3 1.0 0.6 0.4 0.7 2.6 54% RUB 0.0 0.0 0.5 1.2 0.8 0.0 25% EUR 0.0 0.0 0.2 1.0 0.1 0.0 14% PKR 0.1 0.2 0.1 0.1 0.0 0.0 6% OTHER 0.1 0.1 0.0 0.0 0.0 0.0 2% 1 Including effect of cross currency swaps. Principal amount of Group debt taking into account cross-currency swaps is equivalent to USD 10,459 million. Q1 2018 RESULTS

Liquidity overview Group cash breakdown by currency 31 MARCH, 2018 Unused RCF headroom at the end of Q1 2018: Unused CF headroom at the end of Q1 2018: VEON – syndicate USD 1.69 billion VEON – Sberbank RUB 15 billion (USD 0.26 billion) Pakistan – credit facilities PKR 15 billion (USD 0.13 billion) Banglalink – syndicated TL facility BDT 20 billion (USD 0.24 billion) Total cash and unused committed credit lines: USD 3.7 billion Group cash: USD 1.4 billion Q1 2018 RESULTS

Debt by entity Outstanding debt Type of debt AS AT 31 MARCH 2018, USD MILLION Entity Bonds Loans Other Total VEON Amsterdam B.V. - 210 - 210 VEON Holdings B.V. 3,682 3,261 - 6,943 GTH Finance B.V. 1,200 - - 1,200 GTH - 98 - 98 PJSC VimpelCom 562 - 60 622 Pakistan Mobile Communications Limited 35 742 - 777 Banglalink Digital Communications Ltd. 300 113 - 413 Optimum Telecom Algérie S.p.A. - 131 - 131 Others - - 8 8 Total 5,779 4,555 68 10,402 Q1 2018 RESULTS

Russian ruble Algerian dinar Pakistan rupee Bangladeshi taka Ukrainian hryvnia Kazakh tenge Uzbekistan som Armenian dram Kyrgyz som Georgian lari Target rates FY 2018 60.00 110.00 105.00 79.00 27.00 340.00 8,748 480 70.00 2.40 Average rates 1Q18 1Q17 YoY 56.88 58.84 (3.3%) 114.08 109.93 3.8% 111.41 104.79 6.3% 83.08 79.50 4.5% 27.32 27.06 1.0% 323.31 322.53 0.2% 8,156.68 3,352.90 143.3% 481.52 485.63 (0.8%) 68.50 69.25 (1.1%) 2.49 2.60 (4.5%) Closing rates 1Q18 1Q17 YoY 57.26 56.38 1.6% 114.14 110.07 3.7% 115.71 104.83 10.4% 83.22 80.25 3.7% 26.54 26.98 (1.6%) 318.31 314.79 1.1% 8,114.86 3,595.02 125.7% 480.06 483.45 (0.7%) 68.43 68.61 (0.3%) 2.41 2.45 (1.3%) Forex Q1 2018 RESULTS

Russia Algeria Pakistan Bangladesh Ukraine Uzbekistan Other Total Revenue Q1 2018 38 (7) (23) (6) (2) (108) 0 (107) Forex YoY impact on Revenue and EBITDA EBITDA Q1 2018 15 (3) (10) (1) (1) (48) (2) (51) Q1 2018 RESULTS

VEON

Index sheet

Consolidated VEON

Customers

Russia

Pakistan

Algeria

Bangladesh

Ukraine

Uzbekistan

Italy

Average and closing rates of functional currencies to USD

		Average rates			Closing rates
		1Q18	1Q17	YoY	1Q18	1Q17	YoY
Russian Ruble	RUB	56.88	58.84	-3.3%	57.26	56.38	1.6%
Euro	EUR	0.81	0.94	-13.3%	0.81	0.94	-13.5%
Algerian Dinar	DZD	114.08	109.93	3.8%	114.14	110.07	3.7%
Pakistan Rupee	PKR	111.41	104.79	6.3%	115.71	104.83	10.4%
Bangladeshi Taka	BDT	83.08	79.50	4.5%	83.22	80.25	3.7%
Ukrainian Hryvnia	UAH	27.32	27.06	1.0%	26.54	26.98	-1.6%
Kazakh Tenge	KZT	323.31	322.53	0.2%	318.31	314.79	1.1%
Uzbekistan Som	UZS	8,156.68	3,352.90	143.3%	8,114.86	3,595.02	125.7%
Armenian Dram	AMD	481.52	485.63	-0.8%	480.06	483.45	-0.7%
Kyrgyz Som	KGS	68.50	69.25	-1.1%	68.43	68.61	-0.3%
Georgian Lari	GEL	2.49	2.60	-4.5%	2.41	2.45	-1.3%

VEON

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q15	2Q15	3Q15	4Q15	1Q16 (pro-forma Warid)	2Q16 (pro-forma Warid)	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16 Pro-forma Warid	FY17
Total operating revenue	2,312	2,570	2,442	2,296	2,096	2,228	2,362	2,354	2,281	2,417	2,456	2,320	2,250	9,606	9,040	9,474
Service revenue	2,260	2,515	2,364	2,188	2,022	2,158	2,276	2,244	2,202	2,331	2,358	2,214	2,156	9,313	8,700	9,105
EBITDA	938	1,069	58	811	778	811	896	783	861	931	1,042	753	854	2,875	3,268	3,587
EBITDA margin (%)	40.6%	41.6%	41.7%	35.3%	37.1%	36.4%	37.9%	33.3%	37.8%	38.5%	42.4%	32.4%	38.0%	29.9%	36.1%	37.9%
EBIT	308	530	(480)	166	297	269	406	91	345	389	561	211	362	524	1,063	1,506
Profit/(Loss) before tax	(8)	329	(834)	(82)	137	82	186	(89)	131	(193)	324	(285)	37	(595)	316	(24)
Net income/(loss)	184	108	(1,005)	58	169	122	445	1,557	(4)	(278)	125	(325)	(109)	(655)	2,294	(483)
Capital expenditures (CAPEX)	263	590	459	709	203	348	422	770	268	643	406	473	754	2,033	1,741	1,790
CAPEX excluding licenses	210	462	448	671	158	329	382	754	263	332	398	466	355	1,801	1,623	1,459
CAPEX excluding licenses / revenue	9.1%	18.0%	18.3%	28.3%	7.5%	13.8%	16.2%	32.0%	11.5%	13.7%	16.2%	20.1%	15.8%	18.7%	17.7%	15.4%

*Notes:

The financial results for Q1 2016 and Q2 2016 are presented on a pro-forma basis assuming that the results of Warid have been consolidated (including intercompany eliminations) within VEON’s results with effect from 1 January 2016, in order to assist with the year on year comparisons.

VEON

index page

(in millions)

Mobile customers	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Russia	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	58.8	58.2	56.3	59.8	58.3	58.2
Algeria	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	15.2	15.0	15.3	17.0	16.3	15.0
Pakistan	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	53.1	53.6	55.1	36.2	51.6	53.6
Bangladesh	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	31.4	31.3	32.2	32.3	30.4	31.3
Ukraine	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.4	26.5	26.5	25.4	26.1	26.5
Uzbekistan	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	9.5	9.7	9.6	9.9	9.5	9.7
Other	15.6	15.8	15.9	15.5	15.0	15.1	15.5	15.3	15.2	15.4	15.7	16.2	15.5	6.0	15.1	16.2
Total without Italy	194.9	191.8	195.3	196.1	204.1	204.2	205.6	207.5	206.8	208.1	210.3	210.5	210.5	186.6	207.2	210.5
Italy	21.4	21.4	21.3	21.1	20.9	20.9	20.7	31.3	30.9	30.3	29.8	29.5	29.2	21.1	31.3	29.5
Total on combined basis	216.3	213.2	216.7	217.2	225.0	225.1	226.3	238.8	237.7	238.4	240.1	240.0	239.7	207.7	238.6	240.0

Fixed line customers	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Russia	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.2	2.3	—	2.2	2.2
Algeria	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Pakistan	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bangladesh	—	—	—	—	—	—	—	—	—	—	—	—	—	0.8	—	—
Ukraine	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.2	0.8	0.8
Uzbekistan	0.0	0.0	0.0	0.0	—	—	—	—	—	—	—	—	—	—	—	—
Other	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.5	0.3	0.5	2.2	0.1	0.3
Total without Italy	3.5	3.4	3.4	3.4	3.4	3.4	3.3	3.4	3.4	3.4	3.4	3.4	3.6	3.4	3.1	3.4
Italy	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.4	2.7	2.7	2.7	2.4	—	2.3	2.7
Total on combined basis	5.7	5.6	5.6	5.7	5.7	5.7	5.7	5.7	5.8	6.2	6.1	6.1	6.0	3.4	5.4	6.1

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	1,061	1,288	1,150	1,084	885	1,008	1,091	1,112	1,097	1,197	1,229	1,206	1,166	4,583	4,097	4,728
EBITDA	421	524	455	424	328	414	413	419	409	471	479	430	443	1,823	1,574	1,789
EBITDA margin (%)	39.6%	40.7%	39.6%	39.1%	37.0%	41.1%	37.9%	37.7%	37.3%	39.4%	39.0%	35.7%	38.0%	39.8%	38.4%	37.8%
Capital expenditures (CAPEX)	84	216	202	403	48	115	149	350	117	141	191	237	162	906	662	685
CAPEX excluding licenses	80	212	198	343	43	109	146	345	114	138	185	230	158	833	643	667

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenues	859	1,066	961	902	733	843	914	940	932	1,023	1,058	1,040	1,010	3,789	3,430	4,054
Service Revenue (Mobile)	829	1,031	918	846	696	816	879	886	890	974	1,003	976	954	3,624	3,276	3,843
Data Revenue (Mobile)	164	198	177	180	160	187	208	223	236	254	259	263	266	719	778	1,012
Customers (mln)	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	58.8	58.2	56.3	59.8	58.3	58.2
Mobile data customers (mln)	29.7	30.8	33.3	34.3	32.6	33.7	36.2	36.6	36.4	38.1	39.1	38.4	36.7	34.3	36.6	38.4
ARPU (USD) *	4.8	6.0	5.2	4.7	3.9	4.7	5.0	5.0	5.1	5.6	5.7	5.5	5.5	n.a.	n.a.	n.a.
MOU, min	303	320	319	319	315	337	336	335	324	337.71	325.32	322.88	307.2	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly), %	15.8%	12.8%	13.4%	13%	16%	14%	14%	15%	16%	13%	15%	15%	0.1	n.a.	n.a.	n.a.
MBOU	1,483	1,490	1,607	1,790	1,931	1,906	2,037	2,308	2,565	2,716	2,816	3,047	3,233.6	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	202	222	189	182	152	165	178	172	165	173	172	165	156	794	667	675
Service revenue	201	221	188	179	151	165	177	172	164	173	172	164	156	789	665	673
Broadband revenue	53	56	43	41	43	45	43	45	46	45	44	43	45	193	177	177
Broadband customers (mln)	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.2	2.3	2.2	2.2	2.2
Broadband ARPU (USD)	7.6	8.3	6.4	6.2	6.6	6.9	6.8	7.0	7.0	6.8	6.7	6.4	6.7	n.a.	n.a.	n.a.
FTTB revenue	51	55	42	41	43	44	43	45	45	44	43	43	44	189	175	175
FTTB customers (mln)	2.2	2.2	2.2	2.2	2.2	2.1	2.1	2.2	2.2	2.2	2.2	2.2	2.3	2.2	2.2	2.2
FTTB ARPU (USD)	7.6	8.3	6.4	6.2	6.5	6.9	6.7	6.9	6.9	6.7	6.6	6.4	6.6	n.a.	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	65,916	67,805	72,091	71,429	65,921	66,423	70,529	70,130	64,507	68,407	72,559	70,415	66,351	277,241	273,003	275,887
EBITDA	26,130	27,536	28,466	28,012	24,410	27,269	26,710	26,401	24,070	26,925	28,239	25,108	25,204	110,145	104,790	104,342
EBITDA margin (%)	39.6%	40.6%	39.5%	39.2%	37.0%	41.1%	37.9%	37.6%	37.3%	39.4%	38.9%	35.7%	38.0%	39.7%	38.4%	37.8%
Capital expenditures (CAPEX)	5,425	11,396	12,645	27,308	3,551	7,556	9,652	21,938	6,834	8,087	11,234	13,847	9,232	56,775	42,697	40,003
CAPEX excluding licenses	5,179	11,164	12,358	23,368	3,181	7,191	9,444	21,615	6,695	7,882	10,906	13,435	9,007	52,069	41,432	38,918

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenues	53,364	56,135	60,246	59,450	54,586	55,537	59,044	59,276	54,822	58,491	62,417	60,771	57,452	229,195	228,443	236,501
Service revenue	51,488	54,304	57,549	55,690	51,835	53,730	56,784	55,844	52,348	55,674	59,164	57,001	54,282	219,031	218,192	224,186
Data revenue	10,204	10,420	11,113	11,844	11,942	12,316	13,426	14,088	13,903	14,510	15,284	15,344	15,138	43,581	51,773	59,041
Customers (mln)	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	58.8	58.2	56.3	59.8	58.3	58
Mobile data customers (mln)	29.7	30.8	33.3	34.3	32.6	33.7	36.2	36.6	36.4	38.1	39.1	38.4	36.7	34	37	38
ARPU (RUB) *	300	316	325	309	293	309	324	317	302	320	334	324	315	n.a.	n.a.	n.a.
MOU (min)	303	320	319	319	315	337	336	335	324	338	325	323	307	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	15.8%	12.8%	13.4%	13%	16%	14%	14%	15%	16%	13%	15%	15%	14%	n.a.	n.a.	n.a.
MBOU	1,483	1,490	1,607	1,790	1,931	1,906	2,037	2,308	2,565	2,716	2,816	3,047	3,234	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	12,553	11,670	11,845	11,978	11,335	10,886	11,485	10,854	9,685	9,916	10,142	9,644	8,899	48,046	44,560	39,386
Service revenue	12,501	11,627	11,806	11,814	11,271	10,848	11,459	10,840	9,660	9,889	10,114	9,608	8,867	47,748	44,418	39,271
Broadband revenue	3,168	3,060	2,869	2,886	3,061	2,941	2,806	2,807	2,650	2,579	2,532	2,508	2,560	11,983	11,615	10,269
Broadband customers (mln)	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.2	2.3	2.2	2.2	2.2
Broadband ARPU (RUB)	459	451	428	432	463	452	436	435	403	392	384	376	377	n.a.	n.a.	n.a.
FTTB revenue	3,095	3,005	2,820	2,841	3,013	2,897	2,775	2,776	2,623	2,548	2,508	2,484	2,526	11,761	11,460	10,163
FTTB customers (mln)	2.2	2.2	2.2	2.2	2.2	2.1	2.1	2.2	2.2	2.2	2.2	2.2	2.3	2.2	2.2	2.2
FTTB ARPU (RUB)	459	451	428	432	461	450	436	433	403	390	383	375	376	n.a.	n.a.	n.a.

*	ARPU calculations include MFS revenues starting from Q1 2017

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	249	257	252	256	351	361	368	369	370	386	391	379	368	1,014	1,450	1,525
Service revenue	236	244	238	241	332	341	345	346	345	359	363	350	341	960	1,364	1,418
EBITDA	96	106	103	104	136	130	147	129	154	167	208	173	175	409	542	703
EBITDA margin (%)	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	41.8%	43.3%	53.3%	45.8%	47.5%	40.4%	37.4%	46.1%
Capital expenditures (CAPEX)	26	79	65	68	20	57	73	96	35	360	78	63	66	238	246	535
CAPEX excluding licenses	26	79	65	68	20	57	73	96	35	65	78	63	66	238	246	240
Data revenue	18.7	20.6	21.6	24.8	38.8	37.6	43.8	47.7	49.9	54.9	60.5	60.0	63	85.6	167.9	225
Customers (mln)	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	53.1	53.6	55.1	36.2	51.6	53.6
ARPU (USD)	2.0	2.2	2.2	2.2	2.4	2.3	2.3	2.3	2.2	2.3	2.3	2.2	2.1	n.a.	n.a.	n.a.
MOU (min) *	559	658	684	689	580	566	522	540	515	520	512	515	538	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.8%	21.6%	3.7%	5.5%	5.5%	3.7%	6.0%	6.0%	4.1%	6.1%	6.1%	6.8%	4.3%	n.a.	n.a.	n.a.
MBOU	297	298	350	341	304	292	421	464	465	509	573	672	821	n.a.	n.a.	n.a.
(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	25.3	26.2	25.9	26.8	36.8	37.8	38.5	38.7	38.7	40.4	41.2	40.3	40.9	104.2	151.8	161
Service revenue	24.0	24.9	24.5	25.3	34.7	35.7	36.1	36.2	36.2	37.7	38.2	37.3	37.9	98.6	142.8	149
EBITDA	9.7	10.8	10.6	10.9	14.2	13.6	15.4	13.5	16.2	17.5	22.0	18.4	19.4	42.0	56.8	74
EBITDA margin (%)	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	41.8%	43.3%	53.3%	45.7%	47.5%	40.4%	37.4%	46.1%
Capital expenditures (CAPEX)	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	3.6	37.7	8.2	6.6	7.3	24.5	25.7	56
CAPEX excluding licenses	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	3.6	6.8	8.2	6.6	7.3	24.5	25.7	25
Data revenue	1.9	2.1	2.2	2.6	4.1	3.9	4.6	5.0	5.2	5.8	6.4	6.4	7.0	8.8	17.6	24
Customers (mln)	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	53.1	53.6	55.1	36.2	51.6	53.6
ARPU (PKR)	203	225	230	228	247	245	241	244	231	238	241	232	232	n.a.	n.a.	n.a.
MOU (min) *	559	658	684	689	580	566	522	540	515	520	512	515	538	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.8%	21.6%	3.7%	5.5%	5.5%	3.7%	6.0%	6.0%	4.1%	6.1%	6.1%	6.8%	4.3%	n.a.	n.a.	n.a.
MBOU	297	298	350	341	304	292	421	464	465	509	573	672	821	n.a.	n.a.	n.a.

*	MOU calculation is aligned with group accounting policy

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	323	328	325	299	279	251	264	246	232	232	238	214	203	1,273	1,040	915
Service revenue	320	326	321	292	276	248	263	244	228	228	233	210	201	1,259	1,031	898
EBITDA	169	175	178	162	158	128	135	125	114	104	115	92	91	684	547	426
EBITDA margin (%)	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	49.2%	45.1%	48.5%	42.9%	44.9%	53.7%	52.6%	46.5%
Capital expenditures (CAPEX)	45	46	33	69	27	43	76	56	26	29	42	35	14	192	202	132
CAPEX excluding licenses	45	46	33	69	27	43	39	56	26	29	42	35	14	192	165	132
Data revenue	8.0	11.5	13.1	13.3	16.2	15.7	19.3	21.9	25.1	29.8	29.9	28.7	43.5	45.9	73.1	113
Customers (mln)	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	15.2	15.0	15.3	17.0	16.3	15.0
ARPU (USD)*	6.1	6.3	6.1	5.7	5.4	5.0	5.4	5.0	4.7	4.8	5.0	4.6	4.4	n.a.	n.a.	n.a.
MOU (min)	344	387	390	375	351	339	335	323	365	379	415	430	437	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	11.6%	8.7%	9.6%	9.1%	9.0%	9.8%	9.4%	9.9%	9.9%	10.6%	10.4%	11.0%	10.4%	n.a.	n.a.	n.a.
MBOU	208	273	255	288	295	304	345	447	573	478	515	561	1,065	n.a.	n.a.	n.a.
(in DZD billions, unless stated otherwise, unaudited)
MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	30.0	32.2	33.4	31.9	30.0	27.4	29.0	27.2	25.5	25.3	26.2	24.5	23.1	128	114	101
Service revenue	29.8	32.0	33.1	31.2	29.7	27.2	28.9	26.9	25.0	24.9	25.6	24.1	22.9	126	113	100
EBITDA	15.7	17.2	18.3	17.3	17.1	14.0	14.9	13.9	12.5	11.4	12.7	10.5	10.4	69	60	47
EBITDA margin (%)	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	49.2%	45.1%	48.5%	42.9%	44.9%	53.7%	52.6%	46.5%
Capital expenditures (CAPEX)	4.2	4.5	3.4	7.3	2.9	4.7	8.3	6.2	2.9	3.1	4.6	4.0	1.6	20	22	15
CAPEX excluding licenses	4.2	4.5	3.4	7.3	2.9	4.7	4.3	6.2	2.9	3.1	4.6	4.0	1.6	20	18	15
Data revenue	0.7	1.1	1.4	1.4	1.7	1.7	2.1	2.4	2.8	3.2	3.3	3.3	5.0	4.6	8.0	13
Customers (mln)	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	15.2	15.0	15.3	17.0	16.3	15.0
ARPU (DZD)*	569	617	620	612	586	546	593	555	513	522	553	528	504	n.a.	n.a.	n.a.
MOU (min)	344	387	390	375	351	339	335	323	365	379	415	430	437	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	11.6%	8.7%	9.6%	9.1%	9.0%	9.8%	9.4%	9.9%	9.9%	10.6%	10.4%	11.0%	10.4%	n.a.	n.a.	n.a.
MBOU	208	273	255	288	295	304	345	447	573	478	515	561	1,065	n.a.	n.a.	n.a.

*	ARPU calculations include MFS revenues starting from Q1 2017

Bangladesh

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	147	151	154	153	155	157	157	152	151	148	144	131	129	604	621	574
Service revenue	145	149	151	151	153	152	153	147	147	144	140	127	125	596	606	557
EBITDA	60	63	69	51	70	69	73	55	69	61	56	47	47	242	267	233
EBITDA margin (%)	40.6%	41.9%	44.7%	33.2%	45.3%	43.7%	46.7%	36.4%	45.9%	41.1%	38.6%	36.1%	36.1%	40.1%	43.1%	40.6%
Capital expenditures (CAPEX)	12	32	49	42	17	33	22	65	10	18	28	46	385	134	137	101
CAPEX excluding licenses	12	32	49	42	17	33	22	65	10	18	28	46	55	134	137	101
Data revenue	8.6	9.3	11.5	12.2	13.6	14.9	16.6	17.5	19.2	19.0	20.5	19.2	19.8	42	63	78
Customers (mln)	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	31.4	31.3	32.2	32.3	30.4	31.3
ARPU (USD)	1.5	1.5	1.6	1.5	1.6	1.6	1.7	1.6	1.6	1.6	1.5	1.3	1.3	n.a.	n.a.	n.a.
MOU (min) *	295.2	300.5	308.7	305.2	311.4	315.7	321.9	321.7	305.4	285.4	280.1	274.3	271.6	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	13.9%	4.6%	5.5%	5.4%	5.9%	6.9%	6.0%	n.a.	n.a.	n.a.
MBOU	66	60	104	134	157	167	254	391	304	364	523	580	600	n.a.	n.a.	n.a.
(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	11.4	11.8	11.9	12.0	12.2	12.3	12.3	12.0	12.0	12.0	11.7	10.8	10.7	47.1	48.7	46
Service revenue	11.3	11.6	11.8	11.8	12.0	11.9	12.0	11.6	11.7	11.6	11.3	10.4	10.4	46.4	47.5	45
EBITDA	4.6	4.9	5.3	4.0	5.5	5.4	5.7	4.4	5.5	4.9	4.5	3.9	3.9	18.9	21.0	19
EBITDA margin (%)	40.6%	41.9%	44.7%	33.1%	45.3%	43.7%	46.7%	36.4%	46.0%	41.1%	38.6%	36.1%	36.1%	40.1%	43.1%	40.5%
Capital expenditures (CAPEX)	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	0.8	1.4	2.3	3.7	32.1	10.5	10.7	8
CAPEX excluding licenses	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	0.8	1.4	2.3	3.7	4.6	10.5	10.7	8
Data revenue	0.67	0.7	0.9	1.0	1.1	1.2	1.3	1.4	1.5	1.5	1.7	1.6	1.6	3.3	4.9	6
Customers (mln)	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	31.4	31.3	32.2	32.3	30.4	31.3
ARPU (BDT)	119	120	121	121	125	126	133	130	128	127	121	111	109	n.a.	n.a.	n.a.
MOU (min) *	295	300	309	305	311	316	322	322	305	285	280	274	272	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	13.9%	4.6%	5.5%	5.4%	5.9%	6.9%	6.0%	n.a.	n.a.	n.a.
MBOU	66	60	104	134	157	167	254	391	304	364	523	580	600	n.a.	n.a.	n.a.

*	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies.

Ukraine

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	151	154	166	152	135	146	155	150	143	153	167	159	156	622	586	622
EBITDA	63	70	84	75	71	80	86	69	77	87	91	92	89	292	306	347
EBITDA margin (%)	41.3%	45.6%	51.0%	49.2%	52.5%	55.0%	55.4%	46.3%	53.6%	56.8%	54.4%	58.0%	56.7%	47.0%	52.3%	55.7%
Capital expenditures (CAPEX)	45	178	38	38	10	30	34	33	29	38	27	20	91	298	106	114
CAPEX excluding licenses	32	54	36	38	9	29	33	32	27	27	25	20	26	160	104	98

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	140	143	155	141	125	136	144	139	132	143	156	149	145	578	545	580
Service revenue	139	142	154	140	125	135	144	139	132	142	155	148	145	576	542	577
Data revenue	14.0	14.0	19.0	19.7	19.3	21.5	25.9	28.2	31.2	35.3	43.4	44.6	49.2	66	95	154
Customers (mln)	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.4	26.5	26.5	25.4	26.1	26.5
ARPU (USD)*	1.8	1.8	1.9	1.8	1.6	1.7	1.8	1.7	1.7	1.8	1.9	1.8	1.8	n.a.	n.a.	n.a.
MOU (min)	536	530	537	562	572	559	544	565	574	573	570	589	586	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	6.2%	5.3%	4.4%	4.4%	5.0%	4.8%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	11	11	11	11	10	10	10	10	11	10	11	11	11	45	41	43
Service revenue	11	11	11	11	10	10	10	10	11	10	11	11	11	45	41	43
Broadband revenue	6	6	6	6	6	6	6	6	6	6	6	6	7	24	18	26
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Broadband ARPU (USD)	2.3	2.5	2.5	2.5	2.3	2.5	2.5	2.5	2.6	2.6	2.7	2.6	2.7	n.a.	n.a	n.a

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	3,092	3,315	3,595	3,472	3,468	3,689	3,922	3,881	3,871	4,058	4,316	4,297	4,263	13,475	14,960	16,542
EBITDA	1,278	1,512	1,835	1,706	1,822	2,027	2,170	1,793	2,073	2,305	2,349	2,494	2,412	6,332	7,811	9,221
EBITDA margin (%)	41.3%	45.6%	51.0%	49.1%	52.5%	54.9%	55.3%	46.2%	53.6%	56.8%	54.4%	58.0%	56.6%	47.0%	52.2%	55.7%
Capital expenditures (CAPEX)	1,033	3,999	833	875	264	745	868	847	782	1,009	697	535	2,416	6,740	2,723	3,023
CAPEX excluding licenses	742	1,176	778	869	249	727	860	836	737	705	643	534	687	3,566	2,672	2,618

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	2,859	3,077	3,357	3,215	3,209	3,427	3,661	3,611	3,576	3,781	4,042	4,012	3,968	12,508	13,908	15,411
Service revenue	2,851	3,069	3,348	3,206	3,199	3,399	3,652	3,601	3,560	3,768	4,024	3,986	3,949	12,475	13,851	15,338
Data revenue	281.4	303.7	408.2	449	496	544	659	731	845	933	1,123	1,202	1,341	1,442	2,429	4,103
Customers (mln)	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.4	26.5	26.5	25.4	26.1	26.5
ARPU (UAH)*	36.0	38.7	42.2	40.7	41.6	43.8	46.2	45.2	44.9	47.5	50.0	49.3	48.7	n.a.	n.a.	n.a.
MOU (min)	536	530	537	562	572	559	544	565	574	573	570	589	586	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	6.2%	5.3%	4.4%	4.4%	5.0%	4.8%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	233	238	238	257	259	262	261	270	295	277	275	285	295	967	1,052	1,132
Service revenue	233	238	238	257	259	262	261	270	295	277	275	285	295	967	1,052	1,132
Broadband revenue	117	132	132	143	148	150.7	150.0	156	170	169	167	170	181	524	604	678
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.81	0.80	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Broadband ARPU (UAH)	48	53	54	59	61	61.9	62.18	64	69	70	69.2	69.8	72.5	n.a.	n.a	n.a

*	ARPU calculations include MFS revenues starting from Q1 2017

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	167	175	186	183	165	164	169	165	153	152	130	78	76	711	663	513
EBITDA	105	113	99	121	100	94	96	105	79	83	67	33	34	437	395	261
EBITDA margin (%)	62.7%	64.3%	53.2%	66.0%	60.8%	57.1%	57.1%	63.3%	51.5%	54.2%	51.2%	42.5%	44.8%	61.5%	59.6%	50.9%
Capital expenditures (CAPEX)	0	1	34	20	30	16	38	91	22	16	10	15	9	54	174	63
CAPEX excluding licenses	0	1	34	20	30	16	38	91	22	16	10	15	9	54	174	63

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	166	174	184	182	164	163	168	164	153	151	129	77	76	706	659	511
Service revenue	165	174	183	182	164	163	168	164	153	151	129	77	76	704	659	510
Data revenue	34.3	33.8	34.2	33.6	36.4	37.3	38.3	40.2	40.0	36.9	31.0	20.1	22.8	136	152	127.9
Customers (mln)	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	9.5	9.7	9.6	9.9	9.5	9.7
Mobile data customers (mln)*	5.2	5.0	4.8	4.7	4.4	4.3	4.5	4.6	4.6	4.5	4.7	5.0	5.2	4.7	4.6	5.0
ARPU (USD)	5.2	5.6	6.0	6.0	5.6	5.7	5.9	5.7	5.3	5.3	4.5	2.7	2.6	n.a.	n.a.	n.a.
MOU (min) *	498	553	550	501	482	535	580	568	545	578	581	574	546	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	12%	11%	12%	12%	12%	12%	10%	12%	12%	13%	15%	14%	14%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	1.4	1.4	1.3	1.3	1.2	1.1	1.1	1.0	1.0	1.0	0.8	0.5	0.5	5.4	4.5	3.3
Service revenue	1.4	1.3	1.3	1.2	1.2	1.1	1.1	1.0	1.0	1.0	0.8	0.5	0.5	5.3	4.5	3.3

(in UZS billions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	409	442	480	497	469	479	502	518	513	576	625	628	617	1,829	1,967	2,342
EBITDA	257	284	255	328	285	273	287	328	265	313	316	267	276	1,124	1,173	1,160
EBITDA margin (%)	62.7%	64.3%	53.1%	65.9%	60.8%	57.1%	57.1%	63.5%	51.6%	54.3%	50.6%	42.5%	44.8%	61.5%	59.6%	49.5%
Capital expenditures (CAPEX)	0	3	87	53	85	47	112	289	75	60	50	120	74	143	533	304
CAPEX excluding licenses	0	3	87	53	85	47	112	289	75	60	50	120	74	143	533	304

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	406	439	476	494	465	475	499	514	510	572	621	624	612	1,815	1,954	2,327
Service revenue	405	439	475	493	465	475	499	514	510	572	620	621	612	1,811	1,953	2,323
Data Revenue	84.1	85.3	88.5	91.0	103.4	108.7	114.0	126.1	134.2	139.4	149.4	162.1	186.3	349	452	585
Customers (mln)	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	9.5	9.7	9.6	9.9	9.5	9.7
Mobile data customers (mln)*	5.2	5.0	4.8	4.7	4.4	4.3	4.5	4.6	4.6	4.5	4.7	5.0	5.2	4.7	4.6	5.0
ARPU (UZS)	12,819	14,092	15,393	16,237	15,877	16,720	17,527	17,925	17,767	19,847	21,484	21,672	21,152	n.a.	n.a.	n.a.
MOU (min) *	498	553	550	501	482	535	580	568	545	578	581	574	546	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%) *	12%	11%	12%	12%	12%	12%	10%	12%	12%	13%	15%	14%	14%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	FY15	FY16	FY17
Total operating revenue	3.5	3.5	3.4	3.4	3.5	3.3	3.3	3.2	3.4	3.7	3.9	4.0	4.3	13.8	13.3	15.1
Service revenue	3.4	3.4	3.4	3.4	3.5	3.3	3.3	3.2	3.4	3.7	3.9	4.0	4.2	13.4	13.2	15.0

*	Previous periods were restated due to alignment with the Group definition.

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16*	1Q17*	2Q17*	3Q17	4Q17	1Q18 IFRS 15	1Q18 IAS 18	FY15	FY16*	FY17*
Total operating revenue[2]	1,078	1,082	1,090	1,178	1,064	1,092	1,160	1,749	1,548	1,535	1,543	1,556	1,410		4,428	6,475	6,182
EBITDA	406	397	427	441	381	399	473	551	458	442	519	526	484	465	1,671	2,124	1,945
EBITDA margin (%)	37.7%	36.7%	39.1%	37.4%	35.8%	36.6%	40.8%	31.5%	29.6%	28.8%	33.6%	33.8%	34.3%	33.0%	37.7%	32.8%	31.5%
Capital expenditures (CAPEX)	172	186	170	251	172	192	151	404	240	266	236	515	224	205	779	1,172	1,257
CAPEX excluding licenses	172	186	170	251	172	192	151	404	240	266	236	515	224	205	779	1,172	1,257

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18		FY15	FY16	FY17
Total operating revenue [2]	781	800	818	880	796	824	875	1,440	1,253	1,239	1,256	1,248	1,115		3,279	5,338	4,996
Service revenue [2]	705	720	752	736	703	714	765	1,103	1,043	1,042	1,080	1,014	961		2,913	4,367	4,179
Data revenue	154	159	172	168	174	179	204	341	352	367	390	398	357		652	1329	1,508
Customers (mln)	21.4	21.4	21.3	21.1	20.9	20.9	20.7	31.3	30.9	30.3	29.8	29.5	29.2		21.4	31.3	29.5
Data customers (mln) [2]	10.9	11.0	11.3	11.6	11.6	12	12	19	19.5	19.3	19.4	19.3	19.3		11.6	19.5	19
ARPU (€)	10.9	11.2	11.6	11.4	11.0	11.3	12.1	11.4	11.0	11.2	11.8	11.2	10.8		n.a.	n.a	n.a.
of which :
ARPU voice (€)	6.3	6.6	6.7	6.6	6.2	6.4	6.6	5.7	5.4	5.3	5.5	5.1	5.1		n.a.	n.a	n.a.
ARPU data (€)	4.5	4.6	4.9	4.8	4.8	4.9	5.5	5.7	5.6	5.9	6.3	6.1	5.7		n.a.	n.a	n.a.
MOU (min.)	267	275	263	274	270	280	267	288	264	274	266	284	284		n.a.	n.a	n.a.
Total traffic (mln. min.)	17,188	17,538	16,853	17,448	17,026	17,538	16,673	27,058	24,693	25,134	23,897	25,200	25,033		n.a.	n.a	n.a.
Churn, annualised rate (%)	35.1%	25.2%	27.9%	28.8%	30.3%	29.7%	31.5%	34.9%	33.2%	39.9%	39.0%	32.0%	31.3%		n.a.	n.a	n.a.
MBOU	1,392	1,436	1,635	1,628	1,742	1,905	2,252	2,768	2,896	3,179	3,955	4,144	4,380		n.a.	n.a	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18		FY15	FY16	FY17
Total operating revenue [2]	297	283	272	298	269	268	285	309	295	296	287	307	294		1,150	1,137	1,185
Service revenue [2]	278	277	272	268	263	264	269	279	270	268	274	272	259		1,095	1,082	1,085
Total voice customers (mln)	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.7	2.7	2.7	2.7	2.7	2.7		2.8	2.7	2.7
of which :
Total DIRECT voice customers (mln)	2.4	2.4	2.4	2.4	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5		n.a.	n.a	2.5
Total INDIRECT voice customers (mln)	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0.2	0.2		n.a.	n.a	0.2
Total fixed-line ARPU (€)	27.9	27.9	27.8	28.0	27.3	26.9	27.3	28.8	28.1	27.6	28.4	27.6	27.0		n.a.	n.a	n.a.
Total traffic (mln. min.)	3,137	2,819	2,357	2,763	2,633	2,503	2,040	2,422	2,286	2,092	1,757	1,928	1,831		n.a.	n.a	n.a.

Total Internet customers (mln)	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4	2.4	2.4		2.3	2.3	2.4
of which :
Broadband (mln)	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4	2.4	2.4		2.3	2.3	2.4
Broadband ARPU (€)	21.1	21.2	21.1	20.9	20.5	20.9	21.2	22.3	21.8	21.8	21.9	21.1	20.6		n.a.	n.a	n.a.
Dual-play customers (mln)	2.0	2.0	2.0	2.0	2.1	2.1	2.1	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.		2.0	n.a.	n.a.

	Pro-forma Combined entity					Actual Wind Tre S.p.A.
CONSOLIDATED	4Q15*	1Q16*	2Q16	3Q16	4Q16*	1Q17	2Q17	3Q17	4Q17
Total operating revenue	1,741	1,515	1,562	1,648	1,749	1,548	1,535	1,543	1,556
Underlying EBITDA	568	471	493	609	611	517	523	579	592
Underlying EBITDA margin (%)	32.6%	31.1%	31.5%	37.0%	34.9%	33.4%	34.0%	37.5%	38.1%
Capital expenditures (CAPEX)	360	276	264	228	404	240	266	236	515
CAPEX excluding licenses	360	276	264	228	404	240	266	236	515

MOBILE	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Total operating revenue	1,443	1,244	1,292	1,362	1,440	1,253	1,239	1,256	1,248
Service revenue	1,091	1,049	1,065	1,150	1,103	1,043	1,042	1,080	1,014
Data revenue	313	315	319	355	341	352	367	390	398
Customers (mln)	31.2	31.1	31.3	31.4	31.3	30.9	30.3	29.8	30
Data customers (mln)	18.5	18.6	18.9	19.2	19.5	19.5	19.3	19.4	19
ARPU (€)	11.4	11.0	11.2	12.0	11.4	11.0	11.2	11.8	11
of which :
ARPU voice (€)	5.9	5.7	5.8	6.0	5.7	5.4	5.3	5.5	5
ARPU data (€)	5.4	5.3	5.4	6.0	5.7	5.6	5.9	6.3	6
MOU (min.)	277	276	286	272	288	264	274	266	284
Total traffic (mln. min.)	25,951	25,782	26,800	25,618	27,058	24,693	25,134	23,897	25,200
Churn, annualised rate (%)	34.7%	32.9%	32.8%	33.1%	34.9%	33.2%	40.0%	39.0%	0
MBOU	n.a.	2,058	2,278	3	2,768	2,896	3,179	3,955	4,144

FIXED-LINE	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Total operating revenue	298	272	271	286	309	295	296	287	307
Service revenue	268	266	267	270	279	270	268	274	272
Total voice customers (mln)	2.8	2.8	2.8	2.7	2.7	2.7	2.7	2.7	3
of which :
Total DIRECT voice customers (mln)	2.4	2.5	2.5	2.5	2.5	2.5	2.5	2.5	3
Total INDIRECT voice customers (mln)	0.4	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0
Total fixed-line ARPU (€)	28.0	27.3	26.9	27.3	28.8	28.1	27.6	28.4	28
Total traffic (mln. min.)	2,763	2,633	2,503	2,040	2,422	2,286	2,092	1,757	1,928

Total Internet customers (mln)	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4	2
of which :
Broadband (mln)	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4	2
Broadband ARPU (€)	20.9	20.5	20.9	21.2	22.3	21.8	21.8	21.9	21

NOTES

In Q4 2015 underlying EBITDA excludes approximately restructuring costs of EUR 19 million

In Q4 2016 underlying EBITDA excludes approximately EUR 60 million of integration costs

In Q1 2017 underlying EBITDA excludes approximately EUR 59 million of integration costs

In Q2 2017 underlying EBITDA excludes approxiamtely EUR 81 million of integration costs

In Q3 2017 underlying EBITDA excludes approximately EUR 60 million of integration costs

In Q4 2017 underlying EBITDA excludes approximately EUR 66 million of integration costs

In Q1 2018 underlying EBITDA excludes approximately EUR 25 million of integration costs

Starting from Q2 2017 results, minor changes in accounting policies were adopted and for a proper comparison previous period results were adjusted accordingly

The pro-forma “combined data’’ for Q4 2015 and the four quarters of 2016, consists of the sum of the WIND and H3G businesses results, respectively. The Q4 2015 and the four quarters of 2016 data related to H3G were obtained through due diligence performed as part of the merger process. The company has included this “combined data” because it believes that financial information on the Italy joint venture is relevant to its business and results for the financial quarter. Going forward, the company expects to include financial information related to the Italy joint venture in the publication of its financial results. It should be noted that the company owns 50% of the Italy joint venture, while the results above reflect the entire business.

EBITDA and Capex are in line with Wind Tre statutory reported financial schemes: 2018 compliant with IFRS 15 and 2017 compliant with IAS 18. For comparison purposes: Q1 2018 EBITDA under IAS 18 would have been EUR 465 million; Q1 2018 Capex under IAS 18 would have been EUR 205 million